                                  LEASE AGREEMENT


      THIS LEASE AGREEMENT ("Lease") is made and entered into effective the 26th day of October, 1998 (date for reference purposes only), by and between SHORELINE 101, LLC, a California limited liability company (hereinafter called "Landlord"), and ILOG, Inc., a California Corporation, with a full guarantee of Tenant's obligations hereunder by ILOG S. A. (hereinafter called "Tenant"), hereinafter collectively referred to as the "Parties".

                                     WITNESSETH

      WHEREAS, Landlord desires to lease to Tenant, and Tenant desires to lease from Landlord, the Premises described below.

      NOW, THEREFORE, in exchange for the reciprocal agreements contained herein, and upon the terms, conditions and covenants hereinafter set forth, the parties do hereby agree as follows:

                                     AGREEMENT

      1. PREMISES. Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, those certain premises situated in the County of Santa Clara, State of California, consisting of a newly constructed two story commercial building (the "Building") and the paved parking area surrounding the Building (the "Parking Area") consisting of not less than three and nine-tenths (3.9) parking spaces per one thousand (1,000) square feet of Premises Gross Leasable Area (the "Minimum Parking") to be constructed by Landlord in accordance with the terms of this Lease and the Improvement Agreement attached to this Lease as Exhibit H (the "Improvement Agreement"). The Building and the Parking Lot are to be constructed on the real property located at 1080 Linda Vista Avenue, Mountain View, California (the "Real Property"). A legal description of the Real Property is set forth in Exhibit A attached hereto. As used in this Lease, the term "Premises" shall include the Building (which shall consist of approximately thirty-six thousand (36,000+) square feet of Premises Gross Leasable Area, as hereinafter defined, making up the entirety of the Building) and the Tenant Improvements to be constructed by Landlord in accordance with this Lease. The general construction configuration and description of the basic Building shell (the "Shell") is set forth in the Final Building Shell Plans described in the Improvement Agreement. The location and general configuration of the Premises is shown on the site plan attached hereto
as Exhibit C.   The actual square footage of leasable space within the Building
(the "Premises Gross Leasable Area") shall be determined immediately prior to the Commencement Date, as hereinafter defined, by the architect hired in connection with the construction of the Building using the AIA Document 101 method of Calculating Areas of Buildings. Notwithstanding the above, the Landlord reserves the right to install, maintain, use, and replace ducts, wires, conduits, and pipes in and through the Premises in locations which will not materially interfere with Tenant's use of the Premises.

      Notwithstanding anything to the contrary in this Lease, during the Term of this Lease, Tenant shall have the exclusive right to use (i) the Parking Area and the balance of the Real Property, and (ii) the roof of the Building for the purpose of installing and maintaining equipment on the roof for Tenant's own use only. Landlord and its agents, contractors, and employees shall, however, have access to and the right of entry onto the Real Property and the roof for the purpose of the maintenance thereof and for the purpose of maintaining the Landlord's equipment thereon. Landlord shall not have the right to use the roof, the Parking Area or the Real Property for its own purposes, and neither Tenant nor Landlord shall have the right to lease, license or otherwise permit the use of, the roof, the Parking Area or the Real Property to or by any other person or entity (other than Tenant's permitted subtenants or assigns hereunder).

      Said letting and hiring is upon and subject to the terms, covenants and conditions hereinafter set forth, and Tenant covenants, as a material part of the consideration for this Lease, to perform and observe each and all of said terms, covenants and conditions. This Lease is made upon the conditions of such performance and observance.

      2.    USE AND RESTRICTIONS.

            2.1 USE. Tenant shall use the Premises only in conformance with applicable Laws (as defined in Section 53.3), regulations, rules and ordinances for the purpose of general office, research and development, and for no other purpose without the prior written consent of the Landlord, which consent shall not be unreasonably withheld or delayed.

            2.2 RULES AND REGULATIONS. Tenant shall comply with the rules attached to this Lease as Exhibit E (the "Rules and Regulations"). Tenant shall also comply with any reasonable amendments or additions to the Rules and Regulations promulgated by Landlord from time to time for the safety, care, and cleanliness of the Premises, Building, and Real Property, and for the preservation of good order, as long as:

                    2.2.1 The Rules and Regulations, as amended, do not require Tenant to pay additional Basic Rent or Additional Rent;

                    2.2.2 No amendment or addition to the Rules and Regulations is binding on Tenant until the tenth (10th) business day after Tenant receives written notice of the change, and no amendment or addition applies retroactively; and

                    2.2.3 The Rules and Regulations, as amended, do not materially decrease Tenant's rights or materially increase Tenant's obligations under the terms and conditions of this Lease.

            2.3 ADDITIONAL RESTRICTIONS ON USE. Tenant shall not do or permit to be done in or about the Premises, nor bring or keep or permit to be brought or kept in or about the Premises, anything which is prohibited by or will in any way increase the existing rate of (or otherwise affect) fire or any other insurance covering the Premises or any part thereof, or any of its contents; provided, however, subject to the limitations on use set forth in Sections 2.1 and 2.2 above, and further subject to any and all limitations on use imposed by any local, city, county, state, or federal government or agency, Tenant may engage in such activities as would result in an increase in insurance premiums only so long as Tenant pays any such increase. Tenant shall not do or permit to be done anything in, on, or about the Premises which will in any way obstruct or interfere with any neighboring premises, or injure or annoy them, or use or allow the Premises to be used for any unlawful purpose, nor shall Tenant cause, maintain, or permit any nuisance in, on, or about the Premises. No sale by auction shall be permitted on the Premises. Tenant shall not place any loads upon the floors, walls, or ceiling which endanger the structure, or place any harmful fluids or other materials in the drainage system of the Building, or overload existing electrical or other mechanical systems. No waste materials or refuse shall be dumped upon or permitted to remain upon any part of the Premises or outside of the Building, except in trash containers placed inside exterior enclosures designated by Landlord for that purpose or inside of the Building proper where designated by Landlord.
No materials, supplies, equipment, finished products or semi-finished products, raw materials or articles of any nature shall be stored upon or permitted to remain outside the Premises. Tenant shall not place anything or allow anything to be placed near the glass of any window, door partition or wall which may appear unsightly from outside the Premises. No loudspeaker or other device, system or apparatus which can be heard outside the Premises shall be used in or at the Premises without the prior written consent of Landlord. Tenant shall not commit or suffer to be committed any waste in or upon the Premises. Tenant shall indemnify, defend and hold Landlord harmless from and against any loss, expense, damage, reasonable attorneys' fees, and/or liability arising out of the failure of the Tenant to comply with any applicable law to the extent Tenant is required to comply with such laws under the terms of this Lease and to the extent such compliance is necessitated due to Tenant's particular use of the Premises. Tenant shall not violate any covenant, condition, or restriction ("CC&R") affecting the Premises. The provisions of this Section are for the benefit of Landlord only, and shall not be construed to be for the benefit of any tenant or occupant of the Premises.

      3.    TERM, POSSESSION, AND EARLY ENTRY.

            3.1 TERM. The term of this Lease shall be for a period of seventy-four (74) months commencing on the date (the "Commencement Date") that possession is tendered to Tenant, as established under Subsection 3.2, below, which date is estimated to be January 29, 1999, and, unless sooner terminated as hereinafter provided, continuing until the last day of the seventy-fourth (74th) month thereafter, which is estimated to be March 28, 2005 (the "Term" or "Lease Term"). The actual Commencement Date, as so determined, shall be set forth in a Commencement Date Memorandum which shall be signed by the parties and attached to this Lease in the form of and as Exhibit F.

            3.2 POSSESSION. Possession of the Premises shall be deemed tendered, and the term of the Lease shall commence on the date by which all of the following have occurred:

                    3.2.1 Landlord has substantially completed the Shell (as defined in the

      Lease below) of the Building and the Tenant Improvements (as defined in this Lease below) in accordance with this Lease, including the Improvement Agreement as set forth in Exhibit H;

                    3.2.2 Landlord has delivered possession of the Premises to Tenant;

                    3.2.3 There remains no incomplete or defective item of Shell or Tenant Improvements that would have a material and adverse effect on Tenant's intended use of the Premises;

                    3.2.4 Landlord has obtained all approvals and permits from the appropriate governmental authorities required for the legal occupancy of the Premises for Tenant's intended use; and

                    3.2.5   Utilities are ready for use in the Premises.

            3.3 EARLY ENTRY. Notwithstanding the commencement of this Lease on the delivery of possession as set forth in Section 3.2 above, Tenant shall have a right of early access to the Premises as provided for in the Improvement Agreement.

      4. DELAYED POSSESSION. If the Commencement Date does not occur on or before February 15, 1999, then Tenant shall be entitled to one (1) additional day of occupancy free of Basic Rent for each day after February 15, 1999, that possession is not tendered (provided, however, such occupancy free of Basic Rent shall be in addition to the two months of occupancy free of Basic Rent as detailed in Section 5.1 below). Such February 15, 1999, date shall be extended, however, for each day that the Commencement Date has been delayed beyond February 15, 1999, solely due to (i) fire, earthquake or other similar peril (but specifically excluding inclement weather, such as rain), or (ii) Tenant's negligence or willful misconduct or Tenant's breach of this Lease; provided, however, that such February 15, 1999, date shall not be extended more than fifteen (15) days, in the aggregate, due to causes described in the foregoing clause (i). Subject to the foregoing, if for any reason whatsoever, Landlord cannot deliver possession of said Premises to Tenant on or before February 15, 1999, this Lease shall not be void or voidable, no obligation of Tenant shall be affected thereby, and neither Landlord nor Landlord's agents, shall be liable to Tenant for any loss or damage resulting therefrom. Notwithstanding anything to the contrary in this Lease, if the Commencement Date has not occurred for any reason whatsoever (other than as a consequence of the negligence or willful misconduct of Tenant or Tenant's breach of this Lease) on or before March 15, 1999, then, in addition to Tenant's other rights or remedies, Tenant may terminate this Lease by written notice to Landlord, whereupon any monies previously paid by Tenant to Landlord shall be reimbursed to Tenant, together with interest thereon from the date of the termination until paid at the rate of five percent (5%) per annum.

      5.    BASIC RENT; LATE CHARGE; ADDITIONAL RENT; SECURITY DEPOSIT.

            5.1 BASIC RENT. Commencing on the Commencement Date, Tenant agrees to pay to Landlord, at such place as Landlord may designate, in lawful money of the United States of America, and without deduction, offset, prior notice, or demand, and Landlord agrees to accept as rent for the Premises, Basic Rent each month calculated from time to time for the periods indicated below equal to the product of the Premises Gross Leasable Area, as ultimately determined on the Commencement Date, multiplied by the following per square foot rates:

      MONTHS OF OCCUPANCY       BASIC RENT                    ESTIMATED BASIC RENT
                                PER SQUARE FOOT               PER MONTH
      1-2                       $       0.00                  $            0.00
      3-14                      $       2.30                  $       82,800.00
      15-26                     $       2.35                  $       84,600.00
      27-38                     $       2.40                  $       86,400.00
      39-50                     $       2.50                  $       90,000.00
      51-62                     $       2.55                  $       91,800.00
      63-74                     $       2.60                  $       93,600.00

            5.2 TIME FOR PAYMENT. The Basic Rent amount (as calculated pursuant to Section 5.1 above) is due and payable in advance on the first day of each calendar month during the term of this Lease. In the event that the term of this Lease commences on a date other than the first day of a calendar month, then, beginning in the month which Tenant is required to commence payment of Basic Rent, Tenant shall pay to Landlord as rent for the period from such date to the first day of the next succeeding calendar month that proportion of the monthly rent hereunder which the number of days between such date and the first day of the next succeeding calendar month bears to thirty (30). In the event that the term of this Lease for any reason ends on a date other than the last day of a calendar month, on the first day of the last calendar month of the term hereof Tenant shall pay to Landlord, as rent for the period from said first day of said last calendar month to and including the last day of the term hereof, that proportion of the monthly rent hereunder which the number of days between said first day of said last calendar month and the last day of the term hereof bears to thirty (30).

            5.3 LATE CHARGE. Tenant hereby acknowledges that late payment by Tenant to Landlord of rent or other sums due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, loss of use of the money due, and late charges which may be imposed on Landlord by the terms of any mortgage or trust deed covering the Premises. Accordingly, if any installment of Basic Rent, Additional Rent (as hereinafter defined), or any other sum due from Tenant shall not be received by Landlord or Landlord's designee within ten (10) days after such amount shall be due, Tenant shall pay to Landlord a late charge equal to five percent (5%) of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant. Acceptance of such late charge by Landlord shall in no event constitute a waiver of Tenant's default with respect to such overdue amount, nor prevent Landlord from exercising any of the other rights and remedies granted hereunder.

            5.4 ADDITIONAL RENT. Beginning with the Commencement Date of the term of this Lease, Tenant shall pay to Landlord, or to Landlord's designated agent, in addition to the Basic Rent, and as Additional Rent, the following:

                    5.4.1 All Real Property Taxes (as hereinafter defined) relating to the Premises as set forth in Section 12;

                    5.4.2   [Intentionally omitted]

                    5.4.3 All of the annual Operating Expenses (as defined below);

                    5.4.4   The Management Fee (as defined below);

                    5.4.5 All charges, costs and expenses, which Tenant is required to pay hereunder; and

                    5.4.6 All interest, penalties, costs, and expenses, including, without limitation, reasonable attorney's fees and legal expenses that Landlord may incur by reason of a default of Tenant.

            In the event of nonpayment by Tenant of Additional Rent, Landlord shall have all the rights and remedies with respect thereto as Landlord has for nonpayment of Basic Rent.

            5.5 METHOD OF PAYING ADDITIONAL RENT. Except for that portion of the Additional Rent which constitutes "Operating Expenses," as hereinafter defined, the Additional Rent due hereunder shall be paid to Landlord or Landlord's agent within ten (10) days after presentation of an invoice from Landlord or Landlord's agent setting forth such Additional Rent. The obligations of Tenant under this Section 5.5 shall survive the expiration or other termination of the Term of this Lease, and if the Term hereof shall expire or shall otherwise terminate on a day other than the last day of a calendar year, the actual Additional Rent incurred for the calendar year in which the Term hereof expires or otherwise terminates shall be determined and settled on the basis of the actual Additional Rent for such calendar year, and shall be prorated in the proportion which the number of days in such calendar year preceding such expiration or termination bear to three hundred sixty-five (365).

            5.6 OPERATING EXPENSES. It is understood and agreed that, in light of the letting of the entire Building to Tenant, this is a single tenant Lease and, therefore, certain of the expenses associated with the operation of the Real Property, the Parking Area, the Building, and the Premises
      will be paid directly by Tenant. Notwithstanding the "single-tenant" nature of this Lease, it is agreed that Landlord shall maintain and repair the Real Property, the Building, the Parking Area, and the Premises, as hereinafter provided in Section 6, and that, subject to
      Section 5.7, Tenant shall pay all of the expenses (the "Operating Expenses") actually incurred by Landlord during the Term in connection with such maintenance and repair that are not otherwise paid directly by Tenant. The definition of "Operating Expenses" includes, without limitation, any and all amounts paid or incurred for:

                    5.6.1 The cost of maintaining, servicing, and repairing the utility, mechanical, sanitary, storm drainage, and elevator systems and equipment, the plumbing, heating, ventilation, air-conditioning, and electrical systems and equipment, and the cost of supplies, maintenance, and service contracts in connection with those systems and equipment.

                    5.6.2 The cost of maintaining and repairing the non-structural portions of the Premises (including all Tenant Improvements and approved Alterations, but excluding Tenant's trade fixtures and furnishings).

                    5.6.3 The cost of contesting the validity or applicability of any government enactments that may affect the Operating Expenses, but only in the event such contest actually results in a reduction of the Operating Expenses contested.

                    5.6.4 Amortization of capital improvements to the non-structural portions of the Real Property if such capital improvements would generally be capitalized under generally accepted accounting principles, but only to the extent (1) that such expenses would reduce the Operating Expenses otherwise payable by Tenant under the Lease or (2) are required under any government law or regulation which became effective with respect to the Real Property after the Commencement Date. All permitted capital expenditures shall be amortized (including interest on the unamortized cost at the rate equal to the floating commercial loan rate announced from time to time by Bank of America as its prime rate) over their useful life, as reasonably determined by Landlord in accordance with generally accepted accounting principles, and Tenant shall only be required to pay on a monthly basis such amortized amount during the Term.

                    5.6.5 Subject to Section 5.6.4, all landscaping, parking areas, sidewalks, pedestrian ways, driveways, signs, and storage areas inside and outside of the Premises, including, without limitation, (i) the cost of resurfacing, resealing, remarking, painting or restriping the parking area as necessary from damage or normal wear and tear; (ii) the cost of the maintenance, repair, and replacement due to damage of sidewalks, curbs, paving, walkways, parking area, landscaping, planting and irrigation systems, trash facilities, and (iii) the cost of the maintenance and repair of security systems and alarms.

                    5.6.6 All insurance premiums relating to insurance required to be maintained by Landlord as set forth in Section 18; provided, however, that Tenant shall not be required to pay premiums for earthquake and flood insurance in excess of $11,000 for any 12-month period (which $11,000 amount shall increase by five percent (5%) each 12-month period during the Lease Term).

            5.7 EXCLUSIONS FROM OPERATING EXPENSES. Notwithstanding the terms of Section 5.6, the term "Operating Expenses" shall not include any of the following:

                    5.7.1 Leasing commissions or legal fees incurred in lease preparation;

                    5.7.2 Depreciation, interest, or amortization on promissory notes secured by the Real Property and all costs and expenses relating to debts secured by the Real Property;

                    5.7.3 The cost of initial Tenant Improvements to the extent of the Interior Improvement Allowance, as defined in the Improvement Agreement attached as Exhibit H;

                    5.7.4 The cost of capital improvements other than as specified above;

                    5.7.5   The costs reimbursed by insurance;

                    5.7.6 Insurance costs in excess of commercially reasonable costs for comparable properties, co-insurance amounts, and deductibles in excess of $10,000;

                    5.7.7   Bad debt or rent loss;

                    5.7.8 Reserves for loss, interest, or penalties resulting from Landlord's negligence;

                    5.7.9 All costs associated with the operation of Landlord's business (except to the extent such costs are otherwise expressly permitted as Operating Expenses hereunder);

                    5.7.10  Advertising and leasing costs;

                    5.7.11 Costs of construction of the Building and modification, alteration or repair of the Building due to defective construction or latent defects;

                    5.7.12 Costs occasioned by the act, omission or violation of law by Landlord or its managers, members, agents, employees, or contractors;

                    5.7.13 Costs occasioned by fire, acts of God, or other casualties or by the exercise of the power of eminent domain;

                    5.7.14 Costs for which Landlord has a right of reimbursement from others;

                    5.7.15 Costs to correct any construction defect in the Premises, the Building or the Real Property, or to comply with any CC&R's, underwriter's requirement, or Laws (as hereinafter defined in Section 53.3) applicable to the Premises, the Building or the Real Property on the Commencement Date;

                    5.7.16 Fees, commissions, attorneys' fees, costs or other disbursements incurred in connection with negotiations or disputes with any other occupant of the Real Property, if any, and costs arising from the violation by Landlord of the terms and conditions of any lease or other agreement;

                    5.7.17 Depreciation, amortization or other expense reserves;

                    5.7.18 Costs and expenses for which Tenant reimburses Landlord directly or which Tenant pays directly to a third person; and

                    5.7.19 Costs in the nature of management or administrative fees or expenses, other than the Management Fee described in Section 5.10.

            5.8 METHOD OF PAYING OPERATING EXPENSES. Commencing on the Commencement Date (but prorated for a partial month, if applicable) and continuing on the first day of each calender month during the Lease Term, Tenant shall pay to Landlord, in advance, one-twelfth (1/12th) of the amount Landlord estimates as the Operating Expenses for the then current calender year. Within sixty (60) days after the end of each calender year, or as soon thereafter as is practical, Landlord shall furnish to Tenant a statement of the actual amount of the Operating Expenses for such year (the "Reconciliation Statement"). If the amount paid by Tenant during such calender year is less that the actual Operating Expenses, then Tenant shall pay the difference within twenty (20) days after the date of the Reconciliation Statement. If the amount paid by Tenant during such calendar year is more than the actual Operating Expenses, then Tenant shall receive a credit on future payments of Operating Expenses hereunder for the amount of such excess. Tenant shall have the right to audit the Operating Expenses as set forth below.

            5.9 RECONCILIATION OF OPERATING EXPENSES. Within sixty (60) days after receipt of Landlord's Reconciliation Statement, Tenant shall have the right to audit, at a mutually convenient time and at Landlord's office, Landlord's records relating to the expenses identified therein. Such audit must be conducted by Tenant or an independent Certified Public Accountant ("CPA") reasonably approved by Landlord and, subject to the outcome of the audit, at the sole cost and expense of Tenant; provided, however, such CPA shall not be compensated by Tenant or third party on a contingency fee basis. Tenant shall be provided a complete copy of said audit at no expense to Landlord. If such audit reveals that Landlord has overcharged Tenant, the amount overcharged shall be credited to Tenant's account within thirty (30) days after the audit is concluded. In the event that such audit reveals that Tenant has been overcharged by more than five percent (5%), Landlord shall reimburse Tenant for the costs of such audit within ten (10) business days after receipt of a statement and supporting documents therefor.

            5.10 FIXED MANAGEMENT FEE. Beginning on the Commencement Date (but prorated for a partial month, if applicable), and continuing for each month thereafter during the Term, Tenant shall pay to Landlord, in addition to the Basic Rent and as part of the Additional Rent, a fixed monthly management fee ("Management Fee") equal to three percent (3%) of the Basic Rent due for such month during the Lease Term (or, as to the first two (2) months of the Term, three percent (3%) of Basic Rent due for the third (3rd) month of the
Term). Notwithstanding the foregoing, if Tenant has elected to assume direct responsibility for the maintenance and repair of any of the Real Property, including, without limitation, Premises, the Parking Lot, and the Building, as hereinafter provided in Section 6.2, then the Management Fee shall be reduced by the percentage calculated by dividing the total costs incurred by Tenant in performing such maintenance and repair by the aggregate amount of all costs incurred by Landlord and Tenant to perform maintenance and repair under Section 6; provided, however, that unless Tenant has elected to assume responsibility for all maintenance and repair of the Real Property (other than maintenance and repair for which Landlord is in any event responsible under Section 9 of this Lease), the Management Fee shall equal at least two percent (2%) of Basic Rent due for each month during the Term.

            5.11 PLACE OF PAYMENT OF RENT AND ADDITIONAL RENT. All Basic Rent hereunder and all payments hereunder for Additional Rent, and other charges, shall be paid to Landlord at the office to Landlord at 22 South Santa Cruz Avenue, Los Gatos, California 95030 or to such other person or to such other place as Landlord may from time to time designate in writing.

            5.12 SECURITY DEPOSIT. Within five (5) business days after Tenant's execution of this Lease, Tenant shall deposit with Landlord the sum of One Hundred Sixty Five Thousand Six Hundred Dollars ($165,600.00). Said sum shall be held by Landlord as a security deposit ("Security Deposit") for the faithful performance by Tenant of all of the terms, covenants, and conditions of this Lease to be kept and performed by Tenant during the term hereof. This amount shall be paid either in cash or in the form of an irrevocable Letter of Credit from a commercial institution and in a form reasonably acceptable to Landlord and Tenant within five (5) business days after execution of this Lease. If Tenant defaults (beyond any notice and applicable cure period), with respect to any provisions of this Lease, including, but not limited to, the provisions relating to the payment of Basic Rent, Additional Rent, or any of the monetary sums due herewith, Landlord may (but shall not be required to) use, apply, or retain all or any part of this Security Deposit for the payment of such amount in default, and for any other amount which Landlord may spend by reason of Tenant's default, or to compensate Landlord for any other loss or damage which Landlord may suffer by reason of Tenant's default. If any portion of said Security Deposit is so used or applied, Tenant shall, within ten (10) days after written demand therefor, deposit with Landlord an amount sufficient to restore the Security Deposit to its original amount. Such amount as is necessary to restore the Security Deposit to the full amount indicated above shall be in the form of cash or a replacement irrevocable Letter of Credit. Tenant's failure to do so shall be a material breach of this Lease. Landlord shall not be required to keep this Security Deposit separate from its general funds, and

Tenant shall not be entitled to interest on such Security Deposit. If Tenant fully and faithfully performs every provision of this Lease to be performed by it, the Security Deposit, or any balance thereof, shall be returned to Tenant at the expiration of the Lease term and after Tenant has vacated the Premises. In the event of termination of Landlord's interest in this Lease, Landlord shall transfer said Security Deposit to Landlord's successor-in-interest, whereupon Tenant agrees to release Landlord from liability for the return of such Security Deposit or the accounting therefor.

            5.13 RENT DEPOSIT. On or before the Commencement Date, Tenant shall deposit with Landlord the sum of Eighty-two Thousand Eight Hundred Dollars ($82,800.00), as a deposit toward the Basic Rent due for the third month of the term of this Lease (the "Rent Deposit"). The Rent Deposit shall be in addition to the Security Deposit, and shall be held by Landlord on account of the first rent payment to come due under this Lease. In the event that the actual Basic Rent first coming due, as calculated based on the actual Premises Gross Leasable Area as finally determined, is more or less than the amount of the Rent Deposit, Tenant shall pay to Landlord any deficiency, and Landlord shall refund to Tenant any overage on the first day of the third month of the term of this Lease.

      6.    MAINTENANCE OF REAL PROPERTY.

            6.1 MAINTENANCE BY LANDLORD. Landlord shall, throughout the Term, maintain the Real Property (including the Parking Area, the Building and the Premises) in a first-class manner, and in good operating order, condition, and repair comparable to the maintenance of other first-class office buildings in the vicinity of the Real Property. Landlord may at any time delegate such maintenance and repair, or any portion thereof, to any other third party, affiliated or non-affiliated, upon such terms and conditions as Landlord deems necessary or appropriate; provided, however, that Tenant shall have the right to approve of such affiliated or unaffiliated third party (if such party is intended to perform regular maintenance and repair at the Real Property or, with respect to individual repairs, if the estimated cost of such repair exceeds $2,000 in any one instance) and any maintenance or service agreements or contracts shall be on commercially reasonable terms which are customary for the area in which the Real Property is located.

            6.2 TENANT'S ELECTION TO MAINTAIN. Notwithstanding Section 6.1 above, Tenant may, at any time during the Term of this Lease, elect to itself maintain one or more portions of the Real Property, the Parking Area, the Building, and/or the Premises, and to directly pay all of the costs thereof. In such event, the Landlord shall cease to provide the maintenance and repair services which Tenant elects to provide, and the Operating Expenses shall be reduced accordingly. In the event that Tenant elects to maintain all or any portion of the Real Property, Tenant shall maintain such portion of the Real Property in a first-class manner and in good operating order, condition, and repair comparable to the maintenance of other first-class office buildings in the vicinity of the Real Property. Tenant may, at any time, delegate such maintenance, or any portion thereof, to any other third party, affiliated or non-affiliated, upon such terms and conditions as Tenant deems necessary or appropriate; provided, however that Landlord shall have the right to approve of such affiliated or non-affiliated thirty party (if such party is intended to perform regular maintenance and repair at the

Real Property or, with respect to individual repairs, if the estimated cost of such repair exceeds $2,000 in any one instance). If Landlord reasonably determines that Tenant's performance of the maintenance and repair obligations which Tenant elects to provide is not in accordance with the standard set forth above, Landlord shall give Tenant written notice thereof. Tenant shall thereafter have thirty (30) days to improve such maintenance and repair. If Tenant has not improved such maintenance and repair within such 30-day period, then Landlord shall have the right to either (i) demand that Tenant replace such persons or entities with such alternative persons or entities approved by Landlord, or (ii) Landlord may suspend Tenant's right to maintain, and Landlord shall thereafter again maintain and repair the Real Property as provided in Section 6.1 above.

            6.3 JANITORIAL AND SECURITY SERVICES. Notwithstanding the provisions of Sections 6.1 and 6.2 above, Tenant shall, at its own cost and expense, and at all times during the Term of this Lease and any renewals or extensions thereof, provide regular, complete, and competent janitorial services to and for the Building. Tenant may provide such janitorial services itself, or may contract with an affiliated or unaffiliated party to provide such services on any terms that the Tenant deems commercially reasonable; provided, however, Tenant shall at all times assure that the interior of the Building is cleaned on a regularly scheduled basis, and in a manner consistent with similar commercial buildings in the vicinity of the Real Property, and Tenant shall be solely responsible for the quality and the nature of any third party services provided. Tenant further acknowledges that Landlord shall have no obligation to provide security services to the Premises.

      7.    SURRENDER. Tenant agrees that, on the last day of the Lease Term, or on the sooner termination of this Lease, Tenant shall surrender the Premises promptly and peaceably to Landlord in as good a condition and repair as received on the Commencement Date (damage by Acts of God, casualties, fire, normal wear, tear and obsolescence, condemnation, and Alterations, as hereinafter defined, which Tenant is not required to remove under the terms of this Lease, excepted), together with the Tenant Improvements which may have been made in, to, or on the Premises), with all interior walls cleaned and repaired or replaced, if damaged; all floors broom cleaned; all carpets cleaned; and all broken, marred or
nonconforming acoustical ceiling tiles replaced.   On or before the end of the
Term or sooner termination of this Lease, Tenant shall remove all of Tenant's personal property and trade fixtures (the "Tenant's Property") from the Premises as set forth in Section 8.10 below; provided, however, Tenant shall not remove or demolish the Tenant Improvements. All of Tenant's Property not so removed on or before the end of the Term or sooner termination of this Lease shall be deemed abandoned by Tenant. Landlord may, upon termination of this Lease, remove all Tenant's Property so abandoned by Tenant, at Tenant's sole cost and expense, and repair any damage caused by such removal at Tenant's sole cost and expense. On the expiration or sooner termination of this Lease, Tenant shall not be required to remove or demolish the Tenant Improvements and Tenant shall not be required to remove or demolish any Alterations made to the Premises by Tenant during the term of this Lease except as described in Section 8 of this Lease.
If the Premises are not surrendered at the end of the term or sooner termination of this Lease, Tenant shall indemnify and hold Landlord harmless from and against loss or liability resulting from the delay by Tenant in so surrendering the Premises, including, without limitation, any claims made by any succeeding tenant founded on such delay. Nothing contained herein shall be construed as an extension of the Term hereof or as a consent of Landlord to any holding over by Tenant. The cancellation of this Lease on the mutual agreement and consent of both Landlord and Tenant shall not work as a merger and, at the option of Landlord, shall either terminate all or any existing subleases or subtenancies or operate as an assignment to Landlord of all or any such subleases or subtenancies; provided that, if Landlord elects an assignment Landlord shall fully and finally release Tenant from all further obligations under this Lease.

      8. ALTERATIONS AND ADDITIONS. Except as hereinafter provided, Tenant shall not make, or suffer to be made, any alterations, additions or improvements to the Premises ("Alterations"), or to any part thereof, without the written consent of Landlord first had and obtained by Tenant. Tenant's right to make Alterations shall be subject to the following terms, conditions, and requirements:

            8.1 CONSENT PROCEDURE. Subject to the terms of Section 8.3, Tenant shall request consent to make Alterations by written notice to Landlord, which notice must be accompanied by detailed and complete plans and specifications for the proposed work if any such plans and specifications are prepared by or for Tenant. As a condition of its consent to Alterations, Landlord may require that Tenant provide Landlord with a surety bond, or other reasonable financial assurance that the cost of the Alterations will be paid when due.

            8.2 REASONABLE CONSENT. Landlord shall not unreasonably withhold its consent to the proposed Alterations to which Landlord's consent is required. If Landlord's consent is required for an Alteration, and Landlord does not notify Tenant in writing of its approval or reasonable disapproval with thirty (30) days following receipt of Tenant's written request, Landlord shall be deemed to have approved the proposed Alteration. Without limitation, the Alterations for which Landlord may reasonably withhold consent include those that would or could:

                    8.2.1 Affect the structure of the Building or any portion of the Real Property other than the Building;

                    8.2.2 Affect the Base Building Systems (as defined below) of the Premises or the Building;

                    8.2.3 Result in Landlord being required under the Laws to perform any work that Landlord could otherwise avoid or defer;

                    8.2.4 Result in an increase in the demand for utilities or services that Landlord is required to provide and for which Tenant has not agreed to pay; or

                    8.2.5 Cause an increase in the premiums for hazard or liability insurance carried by Landlord for which Landlord is responsible and for which Tenant has not agreed to pay.

            "Base Building Systems" means all systems and equipment (including plumbing; heating, ventilation, and air-conditioning; electrical;
fire/life-safety; elevator; and security systems) that serve all or part of the Building.


            8.3 ALTERATIONS WITHOUT APPROVAL. Notwithstanding the above, Tenant may construct one or more non-structural Alterations without Landlord's approval or consent if the cost of such work does not exceed Twenty-Five Thousand Dollars ($25,000.00) per Alteration and if the aggregate cost of all Alterations to such date does not exceed One Hundred Twenty-Five Thousand Dollars ($125,000.00); provided, however, Tenant shall be required to comply with the provisions of Sections 8.5 through 8.8, inclusive, of this Lease even where Landlord's consent to the proposed Alteration is not required.

            8.4 COSTS OF REVIEW. As to those Alterations requiring Landlord's consent, Tenant shall reimburse Landlord for the reasonable fees and costs of any architects, engineers, or other consultants retained by Landlord to review the proposed Alterations not to exceed Two Thousand Five Hundred Dollars ($2,500.00) per Alteration.

            8.5 COMPLIANCE OF ALTERATIONS WITH LAWS AND INSURANCE REQUIREMENTS. Tenant shall cause all Alterations made by Tenant to the Premises to comply with the following:

                    8.5.1   Applicable Laws and Uniform Building Codes;

                    8.5.2 Commercially reasonable requirements of Landlord's hazard insurance carrier to the extent that Tenant is informed of them.

            Tenant shall also comply with the above requirements in the course of constructing the Alterations to the extent such compliance is necessitated due to Tenant's construction of Alterations. Before beginning construction of any Alteration, Tenant shall obtain a valid building permit and any other permits required to construct the proposed Alteration by any government entity having jurisdiction over the Premises. Tenant shall provide copies of those permits to Landlord before the work begins.

            8.6 MANNER OF CONSTRUCTION. Tenant shall build Alterations entirely within the Premises and in conformance with Landlord's reasonable construction rules and regulations, using only contractors and subcontractors approved in writing by Landlord, which approval shall not be unreasonably withheld or delayed. If Landlord does not approve of any such contractor or subcontractor within ten (10) business days after Tenant's request, Landlord's approval shall be deemed given. All work relating to any Alterations shall be done in a good and workmanlike manner, using new materials equivalent in quality to those used in the construction of the initial Tenant Improvements to the Premises. All work shall be diligently prosecuted to completion.

            In connection with the Alterations of the Premises made by the Tenant, Tenant shall take all reasonable measures necessary to ensure that labor peace is maintained at all times.

            Within twenty (20) days after completion of any Alterations, Tenant shall deliver to Landlord a reproducible copy of the drawings of Alterations as built, if applicable.

            8.7 PAYMENT FOR ALTERATIONS. Tenant shall promptly pay all charges and costs incurred in connection with any Alteration made to the Premises by Tenant. At least seven (7) days before beginning construction of any Alteration, Tenant shall give Landlord written notice of the expected commencement date of the construction to permit Landlord to post and record a notice of non-responsibility. Tenant further covenants and agrees that any mechanic's lien filed against the Premises for work claimed to have been done for, or materials claimed to have been furnished to Tenant at the request or insistence of Tenant shall be discharged by Tenant, by bond or otherwise, within twenty (20) days after the filing thereof, at the cost and expense of Tenant. Any exceptions to the foregoing must be made in writing and executed by both Landlord and Tenant.

            On completion of any Alteration, Tenant shall:

                    8.7.1 Cause a timely notice of completion to be recorded in the office of the recorder of the county in which the Building is located, in accordance with Civil Code Section 3093 or any successor statute; and

                    8.7.2 Deliver to Landlord evidence of full payment and unconditional final waivers of all liens for labor, services, or materials.

            8.8 INDEMNIFICATION, Notwithstanding whether or not Landlord's consent is required with respect to a particular Alteration, and without limiting the generality of Section 20, Tenant shall indemnify, defend, and hold Landlord and Landlord's members, managers, officers, agents, contractors, successors, representatives, and assigns harmless from and against any Losses as defined in Section 20, arising directly or indirectly out of or in connection with the construction of the Alterations by Tenant or by Tenant's agents or contractors in the same manner and to the same extent as provided in Section 20 of this Lease. Landlord's right of indemnification set forth above shall not in any way be limited by the amount of insurance which Tenant is required to provide as set forth in Section 8.9 below.

            8.9 CONSTRUCTION INSURANCE. Before construction begins, Tenant shall deliver to Landlord reasonable evidence that damage to, or destruction of, the Alterations during construction will be covered either by the policies that Tenant is required to carry under this Lease, or by a policy of builder's all-risk insurance in an amount reasonably approved by Landlord, but not to exceed twice the cost of the Alteration. If Landlord requires Tenant to provide builder's all-risk insurance for the proposed Alterations, Tenant shall provide an original certificate of such insurance to Landlord.

            Tenant shall cause each contractor and subcontractor to maintain all workers' compensation insurance required by law and liability insurance (including property damage) in amounts reasonably required by Landlord. Tenant shall provide evidence of that insurance to Landlord before construction begins.

            8.10 TENANT'S PROPERTY. All Alterations, trade fixtures, and personal property installed in the Premises at Tenant's expense ("Tenant's Property") shall remain as Tenant's property, and Tenant shall be entitled to all depreciation, amortization, and other tax benefits with respect thereto. Prior to the expiration or earlier termination of this Lease, Tenant shall remove all of Tenant's Property, and Tenant shall repair any damage to the Premises, the Building, or the Parking Lot caused by that removal; provided, however, Tenant shall not remove any Alterations that cannot removed without structural injury to the Premises. If Tenant fails to complete the removal and/or restoration before expiration of the Lease Term or, in the case of earlier termination, within fifteen (15) days after written notice from Landlord requesting the restoration, Landlord may do so and charge the cost of the removal and/or restoration to Tenant.

            Notwithstanding the above, Landlord shall promptly advise Tenant, upon Tenant's request from time to time, of the Alterations which Tenant may
leave on the Premises if Tenant so elects.   To the extent Landlord so advises
Tenant, Tenant may elect to leave the subject and identified Alterations in the Premises without any liability to Landlord, in which event the subject Alterations shall become the property of Landlord upon the termination of this Lease.

      9. TENANT MAINTENANCE. Subject to the provisions of Sections 6 above, and Sections 10, 34, and 35 below, Tenant shall, at all times, operate its business so as to keep and maintain the Premises (including appurtenances) and every part thereof in a high standard of maintenance and repair, and in good and sanitary condition.

            Notwithstanding anything to the contrary in this Lease, but subject to the next paragraph, Landlord shall perform and construct, and Tenant shall have no responsibility to perform or construct or pay for (and the following shall not constitute an Operating Expense), any repair, maintenance, replacement or improvement (i) necessitated by the acts or omissions of Landlord or its agents, employees, members, contractors or invitees, (ii) required as a consequence of any violation of Law or construction defect in the Premises or the Real Property as of the Commencement Date, (iii) for which Landlord has a right of reimbursement from others, (iv) which, except as provided below, would be treated as a "capital expenditure" under generally accepted accounting principles ("GAAP"), (v) occasioned by fire, acts of God or other casualty or by the exercise of the power of eminent domain, and (vi) to the structural portions of the Building or Real Property, including, without limitation, the foundation, floor slabs, exterior walls and roof structure.

            Notwithstanding the foregoing, Tenant shall be required to pay the cost of any repair or replacement to a nonstructural portion of the Premises which is not covered under Landlord's warranties and which is not a Landlord obligation as set forth in (i), (ii), (iii), (v) and (vi) in the immediately preceding paragraph and which could be treated as a "capital expenditure" under GAAP pursuant to monthly amortized payments in accordance with GAAP over its useful life. The amortized payment for each month after such repair or replacement is completed until the earlier of the expiration or sooner termination of the Lease Term or the useful life shall be made by Tenant at the
same time payments of Basic Rent are due.   For example, if a capital
expenditure cost One Hundred Twenty Thousand Dollars ($120,000.00) and has a useful life of ten (10) years, Tenant's monthly amortized payment during the Term of the Lease would be One Thousand Dollars ($1,000.00) per month. Notwithstanding any term or condition to the contrary set forth in this Lease, Tenant shall be required to pay the uninsured portion of the cost of any maintenance, repair, or replacement of any structural portion of the Premises where such maintenance, repair, or replacement is necessitated by the negligent or intentional acts or omissions of Tenant, or Tenant's agents, employees, invitees, officers, directors, successors, or assigns.

      10. DEFECTS. Notwithstanding the provisions of Section 9 above, during the first twelve (12) months of the term of the Lease, Landlord shall, at Landlord's sole cost and expense (without any pass through to Tenant), repair any defects in the construction of the Building Shell and Tenant Improvements; provided, however, Landlord shall retain a right of reimbursement and/or claims against the contractors and subcontractors arising from any such defects.

      11. UTILITIES. Landlord shall, at Landlord's sole cost and expense, cause all standard utilities to be brought and installed to the Premises, and ready for connection; provided, however, Tenant shall pay for the cost of connecting all utilities to the Premises, including water, sewage, gas, electricity, and telephones, other than sewer and water meter hook-up fees and expenses (which shall be at Landlord's sole cost). Tenant shall contract directly for all utilities services provided to the Premises. Tenant shall promptly pay, as the same become due and payable, all bills, charges, fees, assessments, and exactions for all water, gas, electricity, heat, refuse pickup, sewer service, telephone, any other utilities, materials and services furnished to or used by Tenant in, on, or about the Premises. Except as provided in
Section 53.15, in no event shall Landlord be liable for any interruption or failure of any utility services for any cause, other than as a consequence of Landlord's act or neglect.

      12.   REAL PROPERTY TAXES.  As Additional Rent, and in accordance with
Section 5.4.1 of this Lease, Tenant shall pay to Landlord, within thirty (30) days after receipt of invoice and supporting documentation (but in no event earlier than forty (40) days prior to delinquency), all Real Property Taxes relating to the Premises. The term "Real Property Taxes", as used herein, shall mean (i) all taxes, assessments, levies and other charges of any kind or nature whatsoever, general and special, foreseen and unforeseen, relative to the Real Property (including all installments of principal and interest required to pay any general or special assessments for public improvements, and any increases resulting from reassessments caused by any change in ownership of the Premises (as now constructed or as may at any time hereafter be constructed, altered, or otherwise changed)) or Landlord's interest therein; any improvements located within the Premises (regardless of ownership); the fixtures, equipment and other property of Landlord, real or personal, that are an integral part of and located in the Premises; and the parking areas and public utilities on the Real Property; and (ii) to the extent of any reduction achieved therefrom, all costs and fees (including reasonable attorneys'

fees) incurred by Landlord in reasonably contesting any Real Property Tax and in negotiating with public authorities as to any Real Property Tax. Tenant, at its sole discretion, shall have the right (but not the obligation) to contest the amount of the "Real Property Taxes" provided Tenant pays the cost of said contest. If at any time during the term of this Lease the taxation or assessment of the Premises prevailing as of the Commencement Date of this Lease shall be altered so that in lieu of or in addition to any Real Property Tax described above there shall be levied, assessed or imposed (whether by reason of a change in the method of taxation or assessment, creation of a new tax or charge, or any other cause) an alternate or additional tax or charge
(i) on the value, use or occupancy of the Premises or Landlord's interest therein, or (ii) on or measured by the gross receipts, income or rentals from the Premises, on Landlord's business of leasing the Premises, or computed in any manner with respect to the operation of the Premises, then any such tax or charge, however designated, shall be included within the meaning of the term "Real Property Taxes" for purposes or this Lease. Notwithstanding the foregoing, the term "Real Property Taxes" shall not include excess profits taxes, franchise taxes, gift taxes, capital stock taxes, inheritance and succession taxes, estate taxes, federal and state income taxes, and other taxes applied or measured by Landlord's general or net income as opposed to rents, receipts, or income attributable to operations of the Premises.

      13. TAXES ON TENANT'S PROPERTY. Tenant shall be liable for and shall pay, ten (10) days before delinquency, all taxes levied against any personal property or trade fixtures placed by Tenant in or about the Premises. If any such taxes on Tenant's personal property or trade fixtures are levied against Landlord or Landlord's property, or if the assessed value of the Premises is increased by the inclusion therein of a value placed upon such personal property or trade fixtures of Tenant, and if Landlord, after written notice to Tenant, pays the taxes based on such increased assessment, which Landlord shall have the right to do regardless of the validity thereof (provided, however, such payment shall be made under proper protest if requested by Tenant) Tenant shall, upon demand, repay to Landlord the taxes so levied against Landlord, or the proportion of such taxes resulting from such increase in the assessment; provided, however, that, if Tenant requests that such taxes be paid under protest, Tenant shall have the right, in the name of Landlord and with Landlord's full cooperation, to bring suit in any court of competent jurisdiction to recover the amount of such taxes so paid under protest, and any amount so recovered shall belong to Tenant.

      14. USE OF HAZARDOUS MATERIAL. Tenant shall not cause or permit any Hazardous Material, as defined in Section 16, to be generated, brought onto, used, stored, or disposed of in, on, or about the Premises, the Building, or the Real Property, by Tenant or its agents, employees, contractors, subtenants, or invitees, except for limited quantities of standard office and janitorial supplies containing chemicals categorized as Hazardous Material ("Permitted Hazardous Materials"). Tenant shall:

            14.1 Use, store, and dispose of all such Permitted Hazardous Material in strict compliance with all applicable statutes, ordinances, and regulations in effect during the Lease Term that relate to public health and safety and protection of the environment ("Environmental Laws"), including those Environmental Laws identified in Section 16; and

            14.2 Comply at all times during the Lease Term with all Environmental Laws regarding Tenant's use, storage or disposal of Hazardous Materials in the Premises during the Term of this Lease.


      15. INDEMNIFICATION REGARDING HAZARDOUS MATERIALS. Tenant shall, at Tenant's sole expense, and with counsel reasonably acceptable to Landlord, indemnify, defend, and hold harmless Landlord and Landlord's shareholders, directors, officers, employees, partners, and agents with respect to all Losses arising out of or resulting from the release of any Hazardous Material in or about the Premises, the Building, or the Real Property, or the violation of any Environmental Law, by Tenant or Tenant's agents, contractors, or invitees. This indemnification includes:

            15.1 Losses attributable to diminution in the value of the Premises, the Building, or the Real Property;

            15.2 Loss or restriction of use of rentable space in the Building; and

            15.3 All other liabilities, obligations, penalties, fines, claims, actions (including remedial or enforcement actions of any kind and administrative or judicial proceedings, orders, or judgments), damages (including consequential damages), and costs (including attorney, consultant, and expert fees and expenses) resulting from the release or violation. This indemnification shall survive the expiration or termination of this Lease.

            Notwithstanding anything to the contrary in the Lease, to the best knowledge of Landlord (without investigation), (i) no Hazardous Materials are present on or about the Premises, the Real Property of which the Premises is a part, or the soil, surface water, or groundwater thereof, (ii) no underground storage tanks or asbestos-containing building materials are present on the Real Property, and (iii) no action, proceeding or claim is pending or threatened regarding the Premises or the Real Property concerning any Hazardous Materials or pursuant to any law. Under no circumstance shall Tenant be liable for, and Landlord shall indemnify, defend, protect and hold harmless Tenant, its agents, contractors, stockholders, directors, officers, successors, representatives, and assigns from and against, all losses, costs, claims, damages, liabilities and expenses (including attorneys' and consultants' fees) of every type and nature (collectively "Losses"), directly or indirectly arising out of or in connection with any Hazardous Materials present on or about the Premises or the Real Property, or the soil, air, improvements, groundwater or surface water thereof, except to the extent that any such Losses result from the release or emission of Hazardous Materials by Tenant during the Term of this Lease. This Section constitutes the entire agreement of Landlord and Tenant regarding Hazardous Materials and the parties hereby agree that no other provision of the Lease shall be deemed to apply thereto.

      16. DEFINITION OF "HAZARDOUS MATERIAL". As used in this Lease, the term "Hazardous Material" shall mean any hazardous or toxic substance, material, or waste that is or becomes regulated by the United States, the State of California, or any local government authority having jurisdiction over the Building or the Real Property. Hazardous Material includes, without limitation:

            16.1 Any "hazardous substance," as that term is defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) (42 United States Code sections 9601-9675);

            16.2 "Hazardous waste," as that term is defined in the Resource Conservation and Recovery Act of 1976 (RCRA) (42 United States Code sections 6901-6992k);

            16.3 Any pollutant, contaminant, or hazardous, dangerous, or toxic chemical, material, or substance, within the meaning of any other applicable federal, state, or local law, regulation, ordinance, or requirement (including consent decrees and administrative orders imposing liability or standards of conduct concerning any hazardous, dangerous, or toxic waste, substance, or material, now or hereafter in effect);

            16.4    Petroleum products;

            16.5 Radioactive material, including any source, special nuclear, or byproduct material as defined in 42 United States Code sections 2011-2297g-4;

            16.6    Asbestos in any form or condition; and

            16.7 Polychlorinated biphenyls (PCBs) and substances or compounds containing PCBs.

      17. TENANT'S INSURANCE. Tenant shall, at Tenant's sole cost and expense, and at all times during the term of this Lease, maintain and keep in force a policy or policies of insurance as follows:

            17.1 A broad form comprehensive coverage policy of commercial general liability insurance, issued by an insurance company reasonably approved in advance by Landlord, insuring Tenant and Landlord against loss or liability caused by or connected with Tenant's occupation and use of the Premises under this Lease, with combined single limit coverage of not less than Two Million Dollars ($2,000,000) per occurrence for bodily injury and property damage occurring in, on, or about the Premises, including parking and landscaped areas.

            17.2 A policy or policies insuring Tenant only covering loss or damage to Tenant's fixtures, goods, wares, merchandise, equipment, and Tenant's Alterations in an amount not less than the full replacement value thereof, as well as a policy of business interruption insurance.

            17.3 A policy or policies insuring Tenant only of Worker's Compensation Insurance in an amount as is determined by statute.

            17.4 A policy of full coverage plate glass insurance on the Premises.

            17.5 A policy of insurance containing full sprinkler leakage endorsements.

            All insurance required to be carried by Tenant pursuant to this Lease shall be in such form, and issued by such companies as are reasonably satisfactory, at all times during the term of this Lease, to Landlord. Should Tenant at any time fail to procure or maintain the insurance required by this Lease, Landlord may obtain such insurance and pay the premiums on such insurance for the benefit of Tenant. Any amounts paid by Landlord to procure or maintain insurance pursuant to this Section 17 shall be immediately due and payable to Landlord by Tenant as Additional Rent together with interest thereon at ten percent (10%) per annum.

            Such insurance shall be primary and non-contributory as respects any insurance carried by Landlord. The policy or policies required to be maintained by Tenant under Sections 17.1, 17.4 and 17.5 of this Lease above effecting such insurance shall name Landlord as additional insured, and shall insure, to the extent reasonably possible, any liability of Landlord, contingent or otherwise, as respects acts or omissions of Tenant, its agents, employees or invitees or otherwise by any conduct or transactions of any of said persons in or about or concerning the Premises, including any failure of Tenant to observe or perform any of its obligations hereunder; shall be issued by an insurance company admitted to transact business in the State of California; and shall provide that the insurance effected thereby shall not be canceled, except upon thirty (30) days' prior written notice to Landlord. A certificate of insurance of said policy shall be delivered to Landlord. The policy or policies of insurance carried by Tenant pursuant to the terms of this Lease shall insure performance by Tenant of the indemnity provisions of this Lease. The limits of such insurance required by this Section 17 shall not limit the liability of Tenant.

            Tenant's liability insurance coverage may be provided by a combination of primary, excess, and umbrella policies, but those policies must be absolutely concurrent in all respects regarding the coverage afforded by the policies. The coverage of any excess or umbrella policy must be at least as broad as the coverage of the primary policy.

            Landlord makes no representation that the limits of liability specified to be carried by Tenant under the terms of this lease are adequate to protect Tenant against Tenant's undertaking under this Section, and in the event Tenant believes that any such insurance coverage called for under this lease is insufficient, Tenant shall provide at its own expense such additional insurance as Tenant deems adequate.

      18. PROPERTY INSURANCE. Landlord shall purchase and keep in force a policy or policies of insurance covering loss or damage to the Premises and the Real Property for the full replacement value thereof, including, without limitation, the Building (including the Tenant Improvements), the landscaping, and the Parking Area, providing protection against those perils included within the classification of "all risks" insurance, plus a policy of rental income insurance in the amount equal to the sum of (i) one hundred (100%) percent of the Basic Rent for the last twelve (12) months of the term of this Lease plus
(ii) all sums due to be paid as Additional Rent. Tenant shall have no interest in nor any right to the proceeds of any insurance procured by Landlord for the Premises. To the extent included as part of the Operating Expenses, Tenant shall pay and reimburse to Landlord (or Landlord's agent if so directed by Landlord), the premium or premiums for all such policies, as well as all deductibles on insurance claims made under such policy or policies on account of any damage to the Premises or the Building.

      19. WAIVER OF SUBROGATION. Notwithstanding anything to the contrary in the Lease, Landlord and Tenant release each other, and each hereby waive any and all rights of recovery against the other or against the officers, employees, agents, subtenants, contractors, assignees and representatives of the other on account of loss or damage occasioned to such waiving party for its property or the property of others under its control that are caused by or result from risks insured against under any insurance policies carried by the waiving party and in force at the time of any damage or which is required to be insured by the waiving party under this Lease, without regard to the negligence or willful misconduct of the party so released. Tenant and Landlord shall, upon obtaining policies of insurance covering the Premises, or any portion thereof, give notice to the insurance carrier that the foregoing mutual waiver of Subrogation is contained in this Lease and Tenant and Landlord shall cause each insurance policy obtained by it to provide that the insurance company waives all right of recovery by way of Subrogation against either Landlord or Tenant in connection with any damage covered by such policy. Neither party shall be liable to the other for any damage caused by fire or any of the risks insured against under any insurance policy required by this Lease; provided, however, that if the insurance policy of either releasing party prohibits such waiver, then this waiver shall not take effect until consent to such waiver is obtained. If such waiver is so prohibited, the party whose insurer prohibits such waiver shall promptly notify the other party thereof and take such actions as are reasonably required to obtain such waiver, including, without limitation, obtaining insurance coverage from another insurance company who will provide the waiver required under this Section 19.

      20. TENANT'S INDEMNIFICATION OF LANDLORD. Tenant, as a material part of the consideration for this Lease, shall indemnify, defend, and hold Landlord, and Landlord's agents, contractors, stockholders, directors, officers, successors, representatives, and assigns, harmless from and against any and all liability, penalties, losses, damages, costs, expenses, causes of action, claims, or judgments (collectively "Losses") arising by reason of any injury to, or death of any person, and damage to property of any person, including, without limitation, Tenant and Tenant's agents, employees, vendors, invitees, and licensees, from any cause or causes whatsoever (other than the acts or omissions of Landlord, Landlord's agents, employees, contractors, stockholders, directors, officers, successors, representative and assigns) occurring in, on, or about the Premises during the Term of this Lease or any extension thereof.

            Notwithstanding anything to the contrary in the Lease, Landlord shall not be indemnified for, and shall indemnify, defend, protect and hold Tenant, its agents, employees, contractors, invitees, successors and assigns harmless from, all losses, damages, liabilities, judgments, actions, claims, attorneys' fees, costs and expenses arising from (i) the negligence or willful misconduct of Landlord, its agents, employees, contractors or invitees, (ii) Landlord's violation of any law, order or regulation, or (iii) a breach of Landlord's obligations or representations under this Lease or (iv) any construction defect in the Premises.

      21. EXONERATION OF LANDLORD. Landlord shall not be liable to Tenant, and Tenant hereby waives all claims against Landlord, for any injury to or death of any person or damage to or destruction of property in or about the Premises by or from any cause whatsoever, including, without limitation, gas, fire, oil or electricity, but excluding, however, the willful misconduct or negligence of Landlord, its agents, servants, employees, invitees, or contractors, or a breach
of Landlord's obligations under this Lease.    Tenant further hereby expressly
waives, and agrees that Landlord shall not be liable for any claims for damages or injuries to Tenant's business, or for any loss of income from Tenant's business.

      22. COMPLIANCE. Tenant, at its sole cost and expense, shall promptly comply with all Laws, statutes, ordinances, and governmental rules, regulations or requirements now or hereafter in effect, with the requirements of any board of fire underwriters or other similar body now or hereafter constituted, and with any direction or occupancy certificate issued pursuant to law by any public officer to the extent such compliance is necessitated due to Tenant's particular use of the Premises; provided, however, that no such failure shall be deemed a breach of the within provisions if Tenant, immediately upon notification, commences to remedy or rectify said failure. The judgment of any court of competent jurisdiction or the admission of Tenant in any action against Tenant, whether Landlord be a party thereto or not, that Tenant has violated any such law, statute, ordinance or governmental rule, regulation, requirement, direction or provision, shall be conclusive of that fact as between Landlord and Tenant.

      23. LIENS. Tenant shall keep the Premises free from any liens arising out of any work performed, materials furnished, or obligation incurred by Tenant. In the event that Tenant shall not, within thirty (30) days following the imposition of such lien, cause the same to be released of record, Landlord shall have, in addition to all other remedies provided herein and by law, the right, but not the obligation, to cause the same to be released by such means as it shall deem proper, including payment of the claim giving rise to such lien. All sums paid by Landlord for such purpose, and all expenses incurred by it in connection therewith, shall be payable to Landlord by Tenant on demand with interest at the prime rate of interest as quoted by the Bank of America.

      24.   ASSIGNMENT AND SUBLETTING.

            24.1 ASSIGNMENT, SUBLEASING, AND BONUS RENT. Tenant shall not assign, transfer, or hypothecate the leasehold estate under this Lease, or any interest therein, and shall not sublet the Premises, or any part thereof, or any right or privilege appurtenant thereto, or suffer any other person or entity to occupy or use the Premises, or any portion thereof, without, in each case, the prior written consent of Landlord, which consent will not be unreasonably withheld. As a condition for granting its consent to any assignment or subleasing (and subject to the terms hereinafter provided) Tenant shall pay to Landlord, as Additional Rent, one half (1/2) of the Adjusted Bonus Rent, as hereinafter defined, received by Tenant, if any, from any assignee or subtenant of Tenant. For the purposes of this Lease, the term "Adjusted Bonus Rent" shall mean the difference between (i) the gross amount received by Tenant from any assignee or subtenant on account of any assignment or sublease, minus (ii) the sum of (a) a proportionate share of the Basic Rent and Additional Rent attributable to the assigned or sublet space based on the Premises Gross Leasable Area thereof as compared to the Gross Leasable Area of the Building, and (b) all of Tenant's costs and expenses of assigning the Lease or subletting all or any portion of the Premises consisting exclusively of the cost of any special improvements made to the Premises by Tenant for any assignee or subtenant and the unamortized cost of any Tenant Improvements or Alterations made to the Premises at Tenant's expense, including the cost of any Tenant Improvements made with the Additional Allowance, as defined in the Improvement Agreement attached as Exhibit H, brokerage fees and legal fees associated with acquiring the tenant and negotiating an assignment or sublease. Notwithstanding the above, Tenant may keep all rents or consideration due Tenant from its assignees or subtenants in excess of the scheduled Basic Rent and Additional Rent due to Landlord ("Bonus Rent") for the initial twenty-four (24) months of the Term of this Lease.

            24.2    NOTICE OF ASSIGNMENT OR SUBLEASE.  Tenant shall, by twenty
(20) days written notice, advise Landlord of its intent to assign or transfer Tenant's interest in the Lease or sublet the Premises or any portion thereof for any part of the Term hereof. If Tenant's request is to sublease the entire Premises for the balance of the Lease Term, within ten (10) days after receipt of said written notice, Landlord may, in its sole discretion, elect to terminate this Lease and recapture the Premises on the date specified in Tenant's notice by giving written notice of such election to terminate. If no such notice to terminate is given to Tenant within said ten (10) day period, Tenant may proceed to locate an acceptable subtenant, assignee, or other transferee for presentment to Landlord for Landlord's approval, all in accordance with the terms, covenants, and conditions of this Section 24. In the event Tenant is allowed to assign, transfer or sublet the whole or any part of the Premises, with the prior written consent of Landlord, no assignee, transferee or subtenant shall assign or transfer this Lease, either in whole or in part, or sublet the whole or any part of the Premises, without also having obtained the prior written consent of Landlord which consent shall not be unreasonably withheld; provided, however, no subsequent subtenant, assignee, or transferee (except a Tenant Affiliate, as hereinafter defined) shall be entitled to any Bonus Rent hereunder. A consent of Landlord to one assignment, transfer, hypothecation, subletting, occupation or use by any other person shall not release Tenant from any of Tenant's obligations hereunder or be deemed to be a consent to any subsequent similar or dissimilar assignment, transfer, hypothecation, subletting, occupation or use by any other person. Any such assignment, transfer, hypothecation, subletting, occupation or use without such consent shall be void and shall constitute a curable breach of this Lease by Tenant. The leasehold estate under this Lease shall not, nor shall any interest therein, be assignable for any purpose by operation of law without the written consent of Landlord which consent shall not be unreasonably withheld. As a condition to its consent, Landlord shall require Tenant to pay all reasonable expenses, not to exceed Five Hundred Dollars ($500.00) per request, in connection with the assignment, and Landlord shall require Tenant's assignee or transferee (or other assignees or transferees) to assume in writing all of the obligations under this Lease and for Tenant to remain liable to Landlord under the Lease.

            24.3 ASSIGNMENT TO AFFILIATE. Notwithstanding the provisions of Sections 24.1 and 24.2, Tenant may, without Landlord's prior written consent, assign the Lease or sublet the Premises to (i) any subsidiary, affiliate, division, or corporation controlling, controlled by, or under common control with Tenant as of the Commencement Date (ii) a successor corporation related to Tenant by merger, consolidation, non-bankruptcy reorganization, or government action; or (iii) a purchaser of substantially all of Tenant's assets located in the Premises (collectively, "Tenant Affiliate"), provided that:

                    24.3.1 The Tenant Affiliate has a tangible net worth, as evidenced by financial statements delivered to Landlord and prepared in accordance with generally accepted accounting principles that are consistently applied ("Net Worth"), at least equal to Tenant's Net Worth either immediately before the Transfer or as of the date of this Lease, whichever is less; and

                    24.3.2 The Tenant Affiliate will continue to operate the Premises for a use permitted under this Lease.

For the purpose of this Lease, any sale or transfer of Tenant's capital stock, including, without limitation, any transfer in connection with the merger, consolidation or non-bankruptcy reorganization of Tenant, and any sale through any national market system or public exchange, shall not be deemed an assignment, subletting, or any other transfer of the Lease or the Premises. Landlord's consent to any proposed assignment or subletting shall not be unreasonably withheld and, if not given or withheld within fourteen (14) days following Tenant's request for consent, shall be deemed given.

            24.4 CONTINUING LIABILITY. Notwithstanding whether or not any sublease or assignment requires Landlord's consent, and further notwithstanding whether any sublease or assignment is to a Tenant Affiliate, Tenant shall continue to remain liable as a principal under the terms of this Lease and shall be primarily responsible for the performance of all obligations of the Tenant hereunder.

      25. SUBORDINATION AND MORTGAGES. In the event Landlord's title or leasehold interest is now or hereafter encumbered by a deed of trust upon the interest of Landlord in the land and buildings in which the demised Premises are located to secure a loan from a lender (hereinafter referred to as "Lender") to Landlord, Tenant shall, at the request of Landlord or Lender, execute in writing an agreement subordinating its rights under this Lease to the lien of such deed of trust, or, if so requested, agreeing that the lien of Lender's deed of trust shall be or remain subject and subordinate to the rights of Tenant under this Lease. Notwithstanding anything to the contrary in the Lease, this Lease shall not be subject or subordinate to any ground or underlying lease, or to any lien, mortgage, deed of trust, or security affecting the Premises, which is created or arises after the Commencement Date ("Subsequent Security Interest"), nor shall Tenant be required to execute any documents subordinating this Lease to any such Subsequent Security Interest, unless the ground lessor, lender, or other holder of the interest to which this Lease would or shall be subordinated executes a Recognition and Non-Disturbance Agreement which (i) provides that this Lease shall not be terminated so long as Tenant is not in default (beyond any applicable notice and cure periods) under this Lease, and (ii) recognizes all of Tenant's rights, interest and options under this Lease. Landlord hereby represents that, as of the date of both parties' execution of the Lease, there is no loan, mortgage, deed of trust or ground lease affecting the Premises other than a Deed of Trust and Assignment of Rents in favor of First Bank ("Construction Lender"). As a condition to Tenant's obligations under the Lease, prior to the Commencement Date, Landlord shall provide Tenant with a Recognition and Non-Disturbance
Agreement from Construction Lender in a form reasonably satisfactory to Tenant and the Construction Lender providing for recognition of Tenant's interests under the Lease in the event of a foreclosure of the Construction Lender's security interest.

      26. ENTRY BY LANDLORD. Landlord reserves and shall, at all reasonable times after at least twenty-four (24) hours written notice (except in emergencies), have the right (through its managers, members, officers, agents, contractors, and employees) to enter the Premises to inspect them; to perform any services to be provided by Landlord hereunder; to make repairs; to show the Premises to prospective purchasers and mortgagees; to post notices of non-responsibility; and to alter, improve or repair the Premises or other parts of the Building if reasonably necessary to comply with this Lease, applicable building codes, or other laws or regulations, all without abatement of rent, and may erect scaffolding and other necessary structures in or through the Premises where reasonably required by the character of the work to be performed; provided, however, that the business of Tenant and use of the Premises shall be interfered with to the least extent that is reasonably practical. Any entry to the Premises by Landlord for the purposes provided for herein shall not under any circumstances be construed or deemed to be a forcible or unlawful entry into or a detainer of the Premises or an eviction, actual or constructive, of Tenant from the Premises or any portion thereof.

      27. DEFAULT BY TENANT. Tenant shall have breached this Lease and be in default hereunder, giving Landlord the remedies specified in Section 28 of this Lease, and any other remedies provided by law where:

            27.1 Any Basic Rent, Additional Rent, or other payment to be made by Tenant to Landlord is unpaid when due and remains unpaid for ten (10) days after written notice to pay such rent or surrender possession of any Premises is served on Tenant by Landlord;

            27.2 Tenant fails in the performance of, or breaches any covenant, term, condition or agreement contained in, this Lease (other than with respect to the payment of Basic Rent, Additional Rent, or other amounts due hereunder), and such default or breach is not cured within thirty (30) days after written notice thereof is given by Landlord to Tenant or such longer period of time if such default or breach cannot reasonably be cured within said
(30) thirty day period provided Tenant commences such cure within said thirty
(30) day period and diligently prosecutes such cure to completion;

            27.3    Tenant abandons the Premises; or

            27.4 At the option and election of Landlord, if Tenant becomes Insolvent, as hereinafter defined in Section 31.

      28. REMEDIES ON TENANT'S DEFAULT. Should Tenant breach this Lease and be in default hereunder, Landlord shall, in addition to any other remedy given Landlord by law or equity, have the following rights and remedies:

            28.1 The right to terminate this Lease and, pursuant to by California Civil Code Section 1951.2, recover from Tenant:

                    28.1.1 The worth at the time of award of the unpaid rent which had been earned at the time of termination of the Lease;

                    28.1.2 The worth at the time of award of the amount by which the unpaid rent which would have been earned after termination of the Lease until the time of award exceeds the amount of rental loss that Tenant proves could have been reasonably avoided;

                    28.1.3 The worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount or rental loss for the same period that Tenant proves could be reasonably avoided, as computed pursuant to subsection (b) of said Section 1951.2; and

                    28.1.4 Any other amount necessary to compensate Landlord for all detriment proximately caused by Tenant's failure to perform its obligations under this Lease, or which in the ordinary course of things would be likely to result therefrom, including, but not limited to, any costs or expenses incurred by Landlord in retaking possession of the Premises, including reasonable attorneys' fees therefor, maintaining or preserving the Premises after such default, preparing the Premises for reletting to a new tenant, including reasonable and necessary repairs or alterations to the Premises for such reletting and leasing commissions.

            28.2 The right to continue the Lease as provided in California Civil Code Section 1951.4, which allows Landlord to continue the Lease in effect after Tenant's breach and abandonment, and to enforce all of its rights and remedies under this Lease, including the right to recover rent as it becomes due, for so long as Landlord does not terminate Tenant's right to possession, and for so long as Tenant has a right to sublet or assign, subject only to reasonable limitations.

            28.3 The right to terminate this Lease and, in addition to any recoveries Landlord may seek under subparagraph 28.1 above, bring an action to reenter and regain possession of the Premises in the manner provided by the laws of unlawful detainer of the State of California then in effect. Termination of the Lease by the Landlord under this Section shall be effective only upon giving of notice to Tenant in the manner provided in this Lease.

            28.4 To the extent permitted by law, the right and power to enter the Premises and remove therefrom all persons and property, to store such property in a public warehouse or elsewhere at the cost of and for the account of Tenant, and to sell such property and apply such proceeds therefrom pursuant to applicable California law.

            28.5 The right to have a receiver appointed for Tenant upon application by Landlord, to take possession of the Premises, and to apply any rental collected from the Premises in accordance with California law.

            The remedies given to Landlord in this Section 28 shall not be exclusive but shall be cumulative and in addition to all other remedies now or hereafter allowed by law or authorized elsewhere in this lease.

      29.   PROOF OF AVOIDABLE RENTAL LOSS.   Any proof by Tenant under
subparagraphs (2) and (3) of Section 1951.2(a) of the California Civil Code of the amount of rental loss that could be reasonably avoided shall be made by Landlord and Tenant each selecting a licensed real estate broker in the business of renting property of the same type and use as the Premises and in the same geographic vicinity. Such two real estate brokers shall select a third licensed real estate broker, and the three licensed real estate brokers so selected shall determine the amount of the rental loss that could be reasonably avoided from the balance of the term of this Lease after the time of award. The decision of the majority of said licensed real estate brokers shall be final and binding upon the parties hereto.

      30. NON-TERMINATING ACTIONS. Acts of maintenance or preservation or efforts to relet the Premises, or the appointment of a receiver on the initiative of Landlord to protect his interest under this Lease, shall not constitute termination of Tenant's right to possession.

      31. INSOLVENCY. If, during the term of this Lease, (a) a petition to have Tenant adjudicated bankrupt, or a petition for reorganization or arrangement under any of the laws of the United States relating to bankruptcy or any Chapter thereof be filed by or against Tenant which is not withdrawn or released within sixty (60) days thereafter; (b) the assets of Tenant or the business conducted by Tenant on the Premises be assumed by any trustee or other person pursuant to any bankruptcy proceedings; (c) Tenant becomes insolvent or makes an assignment for the benefit of creditors; or (d) any corporate Tenant or assignee or successor in interest of Tenant commences proceedings for winding up, Tenant shall, for the purposes of this Lease, be deemed to be "Insolvent", and Landlord may, at its election, terminate this Lease by giving not less that three (3) days written notice to Tenant, and when so terminated, Landlord may re-enter the Premises, and the leasehold interest created by the Lease shall not be treated as an asset of the Tenant's estate.

            Nothing contained in this Section shall affect the existing right of Landlord to refuse to accept an assignment upon commencement of or in connection with a bankruptcy, liquidation, reorganization or insolvency action or an assignment of Tenant for the benefit of creditors or other similar act. Nothing contained in this Lease shall be construed as giving or granting or creating an equity in the demised premises to Tenant. In no event shall the leasehold estate under this Lease, or any interest therein, be assigned by voluntary or involuntary bankruptcy proceeding without the prior written consent of Landlord. In no event shall this Lease or any rights or privileges hereunder be an asset of Tenant under any bankruptcy, insolvency or reorganization proceedings.

      32. WAIVER OF BREACH. The waiver of either party of any breach by the other party of any covenant, term, condition, or agreement of this Lease shall not constitute a continuing waiver or a waiver of any subsequent default or breach by such party either of the same or a different provision of this Lease. The subsequent acceptance of rent hereunder by Landlord shall not be deemed to be a waiver of any preceding breach by Tenant of any term, covenant or condition of this Lease, other than the failure of Tenant to pay the particular rental or other sum so accepted, regardless of Landlord's knowledge of such preceding breach at the time of acceptance of such payment. No covenant, term, or condition of this Lease shall be deemed to have been waived by a party unless such waiver be in writing signed by the waiving party.

      33. ABANDONMENT. Tenant shall not abandon the Premises at any time during the term of this Lease and if Tenant shall abandon said Premises, or be dispossessed by the process of law, or otherwise, any personal property belonging to Tenant and left on the Premises shall be deemed to be abandoned, at the option of Landlord, except such property as may be mortgaged to Landlord.

      34. DESTRUCTION. In the event the Premises, the Building, the Parking Area or the Real Property are damaged or destroyed in whole or in part from any cause, Landlord may, at its option:

            34.1 Rebuild or restore the Premises, the Parking Area and the Building, including, without limitation, any improvements made to the Building, at Landlord's expense, to their condition immediately prior to the damage or destruction; or

            34.2 If the Premises is damaged to the extent of one-third (1/3rd) or more of the replacement cost of the Building, terminate this Lease upon written notice to Tenant.

            If Landlord does not give Tenant notice in writing within thirty
(30) days from the destruction of its election to either rebuild and restore them, or to terminate this Lease, Landlord shall be deemed to have elected to rebuild or restore them, in which event Landlord agrees, at its expense, except for any deductible which is the responsibility of Tenant, promptly to rebuild or restore the Premises, the Building, the Parking Area and the Real Property to their condition prior to the damage or destruction. Tenant shall be entitled to an equitable reduction in rent while such repair is being made in the proportion that such damage has interfered with or diminished Tenant's use and enjoyment of the Premises, the Building, the Parking Area, and the Real Property. If Landlord initially estimates that the rebuilding or restoration will exceed one hundred eighty (180) days or if Landlord does not complete the rebuilding or restoration within one hundred eighty (180) days following the date of destruction (such period of time to be extended for delays caused by the fault or neglect of Tenant), then Tenant shall have the right to terminate this Lease by giving fifteen (15) days prior written notice to Landlord. Notwithstanding anything herein to the contrary,

Landlord's obligation to rebuild or restore shall be limited to the Parking Area and other exterior improvements to the Real Property and the Building and interior improvements constructed by Landlord as they existed as of the Commencement Date of the Lease, and shall not include restoration of Tenant's trade fixtures, equipment, merchandise, or any improvements, Alterations, or additions made by Tenant to the Premises, which Tenant shall forthwith replace or fully repair at Tenant's sole cost and expense provided this Lease is not canceled according to the provisions above.

            Unless this Lease is terminated pursuant to the foregoing provisions, this Lease shall remain in full force and effect, except as set forth above. Tenant hereby expressly waives the provisions of Section 1932, Subdivision 2, in Section 1933, Subdivision 4 or the California Civil Code.

            Notwithstanding anything to the contrary in the Lease, Landlord shall not have the right to terminate the Lease if damage to or destruction of the Premises or the Building, or both, results from a casualty covered by insurance required to be carried by Landlord under the Lease. In the case of damage which is not required to be covered by insurance, Landlord shall not have the right to terminate the Lease if the damage (i) is relatively minor (e.g., repair or restoration would take fewer than ninety (90) days and (ii) would cost less than five percent (5%) of the replacement cost of the Building). Landlord shall notify Tenant within thirty (30) days following any damage to or destruction of the Premises (or the Building if such damage or destruction interferes with Tenant's use of the Premises) the length of time Landlord reasonably estimates to be necessary for repair or restoration.

      35. EMINENT DOMAIN. If all or any part of the Real Property, including, without limitation, the Building, the Parking Lot, or the Premises, shall be taken by any public or quasi-public authority under the power of eminent domain or conveyance in lieu thereof, this Lease shall terminate as to any portion of the Real Property so taken or conveyed on the date when title vests in the condemnor, and Landlord shall be entitled to any and all payment, income, rent, award, or any interest therein whatsoever which may be paid or made in connection with such taking or conveyance, and Tenant shall have no claim against Landlord or otherwise for the value on any unexpired term of this Lease. Notwithstanding the foregoing, any compensation specifically awarded Tenant for loss of business, Tenant's personal property, moving cost, or loss of goodwill, shall be and remain the property of Tenant.

            If any action or proceeding is commenced for such taking of the Real Property or any part or portion thereof, or if Landlord is advised in writing by any entity or body having the right or power of condemnation of its intention to condemn the Premises or any portion thereof, then Landlord shall have the right to terminate this Lease as to the portion of the Premises to be condemned by giving Tenant written notice thereof within sixty (60) days of the date of receipt of said written advice, or commencement of said action or proceeding, taking or conveyance, which termination shall take place as of the first to occur of the last day of the calendar month next following the month in which such notice is given or the date on which title to the Premises shall vest in the condemnor.

            In the event of such a partial taking or conveyance of the Real Property or any portion thereof, if the portion of the Real Property taken or conveyed is so substantial that the Tenant can no longer reasonably conduct its business, Tenant shall have the privilege of terminating this Lease within sixty
(60) days from the date of such taking or conveyance, upon written notice to Landlord of its intention so to do, and upon giving of such notice this Lease shall terminate.

            If a portion of the Real Property is taken by condemnation or conveyance in lieu thereof, and neither Landlord nor Tenant shall terminate this Lease as provided herein, this Lease shall continue in full force and effect as to the part of the Premises and the Real Property not so taken or conveyed, and the Basic Rent and Additional Rent herein shall be equitably reduced as of the date of such taking or conveyance based upon the extent to which such condemnation or conveyance has interfered with or diminished Tenant's use and enjoyment of the Real Property, including the Building, the Premises and the Parking Area.

            Notwithstanding any of the above, the parties acknowledge that a portion of the Real Property is due to be taken by eminent domain for the purpose of constructing an entry/exit ramp from California State Highway 101, which runs immediately adjacent to the Real Property, a diagram of which is attached hereto as Exhibit G (the "Highway 101 Taking"). Tenant acknowledges that Tenant has been advised of and is aware of the Highway 101 Taking, and has had an opportunity to assess the impact of the Highway 101 Taking and the construction associated therewith on the Premises, all as currently planned pursuant to Exhibit G, and Tenant's use and occupancy thereof. Tenant further acknowledges and agrees that, except as provided herein, Tenant shall not have a right to terminate this Lease or to a reduction in Basic Rent as a consequence of such Highway 101 Taking; provided, however, that Tenant shall have the right to receive and retain, and Landlord shall pay or cause to be paid to Tenant, any and all sums paid by the condemning authority for any temporary taking of any of the Premises related to the Highway 101 Taking during a time when this Lease is in effect. In addition, if any construction or other activities relating to the improvement of the land subject to the Highway 101 Taking materially and adversely affects Tenant's operations at the Premises for more than sixty (60) days in the aggregate (including, without limitation, any interference with Tenant's primary access to the Premises or any inability of Tenant reasonably to use over twenty-five percent (25%) of the parking spaces in the Parking Area), then Tenant shall have the right to terminate this Lease by written notice to Landlord. If, in conjunction with the Highway 101 Taking, Landlord obtains title to any property adjacent to the Real Property ("Adjacent Property"), Landlord shall (at Landlord's sole cost) improve such Adjacent Property for additional parking in a manner comparable to the Parking Area, and Tenant shall have the exclusive right to use the Adjacent Property as an additional parking area throughout the Term. Notwithstanding anything to the contrary in this Lease, if the Highway 101 Taking (i) encroaches upon the area described as the Private Easement for Ingress & Egress & Utilities for Benefit of Parcel A as shown on Parcel Map recorded as Instrument No. 7688976 in Book 512, Page 48, Official Records of Santa Clara County to such an extent as materially interferes with Tenant's access to the Premises (Landlord and Tenant acknowledging that any such encroachment of over two

(2) feet into such easement area shall in any event be deemed to constitute such a material interference), or (ii) results in a relocation of any area subject to such easement, or (iii) permanently results in the number of parking spaces in the Parking Area to be less than the Minimum Parking (after taking into account parking spaces constructed on an Adjacent Parcel, if any), then, in any such event, Tenant shall have the right to terminate this Lease upon written notice to Landlord. Upon any termination by Tenant under this paragraph, Landlord shall immediately return to Tenant any pre-paid Basic Rent, Additional Rent, and the Security Deposit (less any amount of the Security Deposit that Landlord has previously and properly applied under
Section 5.12).

      36. SALE OR CONVEYANCE BY LANDLORD. On a transfer of all of Landlord's interest in the Building and Real Property and in this Lease, Landlord shall be released from all liability and obligations under this Lease that accrue after the effective date of transfer, subject to Section 5.12 and the following restrictions:

            36.1 If Landlord assigns its interest in this Lease to a Lender as additional security, this assignment shall not release Landlord from its obligations under this Lease;

            36.2 Landlord shall not be released from its obligations or liabilities under this Lease that accrue before the date of transfer; and

            36.3 The transferee must agree in writing to assume and perform all of obligations of Landlord under this Lease from and after the effective date of the transfer.

      37. ATTORNMENT TO LENDER OR THIRD PARTY. In the event the interest of Landlord in the land and buildings in which the leased Premises are located (whether such interest of Landlord is a fee title interest or a leasehold interest) is encumbered by deed of trust, and such interest is acquired by the Lender or any third party through judicial foreclosure or by exercise of a power of sale at private trustee's foreclosure sale, Tenant hereby agrees to attorn to the purchaser at any such foreclosure sale and to recognize such purchaser as the Landlord under this Lease provided such purchaser agrees to recognize all of Tenant's rights, interests and options under this Lease in writing. In the event the lien of the deed of trust securing the loan from a Lender to Landlord is prior and paramount to the Lease, this Lease shall nonetheless continue in full force and effect for the remainder of the unexpired term hereof, at the same rental herein reserved and upon all the other terms, conditions and covenants herein contained.

      38. HOLDING OVER. Any holding over by Tenant after expiration or other termination of the term of this Lease with the written consent of Landlord delivered to Tenant shall not constitute a renewal or extension of the Lease or give Tenant any rights in or to the leased Premises except as expressly provided in this Lease. Any holding over after the expiration or other termination of the term of this Lease, with the consent of Landlord, shall be construed to be a tenancy from month to month, on the same terms and conditions herein specified insofar as applicable except that the monthly Basic Rent shall be increased to an amount equal to one hundred twenty-five percent (125%) of the monthly Basic Rent required during the last month of the Lease term.

      39. CERTIFICATE OF ESTOPPEL. Tenant shall at any time upon not less than ten (10) days prior written notice from Landlord execute, acknowledge and deliver to Landlord a statement in writing (i) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease, as so modified, is in full force and effect) and the date to which the rent and other charges are paid in advance, if any, and (ii) acknowledging that there are not, to Tenant's knowledge, any uncured defaults on the part of Landlord hereunder, or specifying such defaults, if any, are claimed. Any such statement may be conclusively relied upon by any prospective purchaser or encumbrancer of the Premises. Tenant's failure to deliver such statement within such time shall be conclusive upon Tenant that this Lease is in full force and effect, without modification except as may be represented by Landlord; that there are no uncured defaults in Landlord's performance, and that not more than one month's rent has been sold in advance.

      40. RIGHT OF LANDLORD TO PERFORM. Except as otherwise set forth in this Lease, all terms, covenants and conditions of this Lease to be performed or observed by Tenant shall be performed or observed by Tenant at Tenant's sole cost and expense and without any reduction of rent. If Tenant shall fail to pay any sum of money, or other rent, required to be paid by it hereunder and such failure shall continue for ten (10) days after written notice by Landlord, or shall fail to perform any other term or covenant hereunder on its part to be performed, and such failure shall continue for thirty (30) days after written notice thereof by Landlord, Landlord, without waiving or releasing Tenant from any obligation of Tenant hereunder, may, but shall not be obliged to, make any such payment or perform any such other term or covenant on Tenant's part to be performed. All sums so paid by Landlord together with interest thereon at the rate of the prime rate of interest per annum as quoted by the Bank of America from the date of such payment on performance by Landlord, shall be paid (and Tenant covenants to make such payment) to Landlord on demand by Landlord, and Landlord shall have (in addition to any other right or remedy of Landlord) the same rights and remedies in the event of nonpayment by Tenant as in the case of failure by Tenant in the payment of rent hereunder.

      41. ATTORNEYS' FEES. In the event that either Landlord or Tenant should bring suit for the possession of the Premises, for the recovery of any sum due under this Lease, or because of the breach of any provision of this Lease, or for any other relief against the other party hereunder, then all costs and reasonable attorneys' fees, incurred by the prevailing party therein shall be paid by the other party, which obligation on the part of the other party shall be deemed to have accrued on the date of the commencement of such action and shall be enforceable whether or not the action is prosecuted to judgement.

            Should Landlord be named as a defendant in any suit brought against Tenant in connection with or arising out of Tenant's occupancy hereunder, Tenant shall defend Landlord in such suit at Tenant's sole cost and expense and with counsel reasonably acceptable to Landlord.

      42. WAIVER. The waiver by either party of the other party's failure to perform or observe any term, covenant or condition herein contained to be performed or observed by such waiving party shall not be deemed to be a waiver of such term, covenant or condition of any subsequent failure of the party failing to perform or observe the same or any other such term, covenant or condition therein contained, and no custom or practice which may develop between the parties hereto during the term hereof shall be deemed a waiver of, or in anyway affect, the right of either party to insist upon performance and observance by the other party in strict accordance with the terms hereof.

      43. NOTICES. All notices, demands, requests, advices, or designations which may be or are required to be given by either party to the other hereunder shall be in writing. All notices, demands, requests, advices or designations by Landlord to Tenant shall be sufficiently given, made or delivered if personally served on Tenant at the Premises or if sent by overnight courier or United Stated certified or registered mail, postage prepaid, addressed to Tenant at the Premises. All notices, demands, requests, advices or designations by Tenant to Landlord shall be sent by United States certified or registered mail, postage prepaid, addressed to Landlord at its offices at 22 South Santa Cruz Avenue, Los Gatos, California, 95030, (408) 399-4950; FAX: (408) 399-4960. Each notice, request, demand, advice or designation referred to in this Section shall be deemed received on the date of the personal service or the next business day if sent by overnight courier or three (3) business days after mailing thereof in the manner herein provided, as the case may be.

      44. EXAMINATION OF LEASE. Submission of this instrument for examination or signature by Tenant does not constitute a reservation of or option for a lease, and this instrument is not effected as a lease or otherwise until its execution and delivery by both Landlord and Tenant.

      45. DEFAULT BY LANDLORD; LANDLORD'S LIABILITY. Landlord shall not be in default unless Landlord fails to perform obligations required of Landlord within a reasonable time, but in no event earlier than (30) days after written notice by Tenant to Landlord and, if required by Landlord's lender, to the holder of any first mortgage or deed of trust covering the Premises whose name and address shall have heretofore been furnished to Tenant in writing, specifying wherein Landlord has failed to perform such obligations; provided, however, that if the nature of Landlord's obligations is such that more than thirty (30) days are required for performance, then Landlord shall not be in default if Landlord commences performance within such thirty (30) day period and thereafter diligently prosecutes the same to completion. Concurrently with providing notice to Landlord of its failure to perform, Tenant shall advise Landlord of what curative actions Tenant intends to take in the event Landlord fails to timely complete performance as hereinabove provided. In the event that Landlord fails to complete performance (or to commence completion, as applicable) within such thirty (30) day period, Tenant may, at any time thereafter, cure the default in the manner identified by Tenant in its notice. If Tenant, at any time, by reason of Landlord's default, pays any reasonable amount in excess of the amounts Tenant would have otherwise paid on account thereof as Additional Rent, the reasonable amount paid by Tenant (in excess of what Tenant would have otherwise paid) in order to complete Landlord's performance shall be due immediately from Landlord to Tenant within five (5) days after written notice.

      46.   [Intentionally omitted]

      47. CORPORATE AUTHORITY TENANT. If Tenant is a corporation (or a partnership), the corporation (or partnership) represents and warrants that each individual executing this Lease on behalf of the corporation is duly authorized to execute and deliver this Lease on behalf said corporation (or partnership) in accordance with the by-laws of said corporation (or partnership in accordance with the partnership agreement) and that this Lease is binding upon said corporation (or partnership) in accordance with its terms. If Tenant is a corporation, Tenant shall, if required by Landlord after execution of this Lease, deliver to Landlord a certified copy of the resolution of the Board of Directors of said corporation authorizing or ratifying the execution of this Lease.

      48. COMPANY AUTHORITY LANDLORD. Landlord is a limited liability company, and each individual executing this Lease on behalf of said limited liability company represents and warrants that he is duly authorized to execute and deliver this Lease on behalf said limited liability company in accordance with the operating agreement of such limited liability company and that this Lease is binding upon said company, corporation (or partnership) in accordance with its terms.

      49. LIMITATION OF LIABILITY. In consideration of the benefits accruing hereunder, Tenant and all successors and assigns covenant and agree that, in the event of any actual or alleged failure, breach or default hereunder by Landlord:

            49.1 The sole and exclusive remedy for damages shall be against Landlord's interest in the Premises, the Building, the Parking Area and the Real Property;

            49.2 No member of Landlord shall be sued or named as a party in any suit or action (except as may be necessary to secure jurisdiction of the limited liability company);

            49.3 No service of process shall be made against any member of Landlord (except as may be necessary to secure jurisdiction of the limited liability company);

            49.4 No member of Landlord shall be required to answer or otherwise plead to any service of process except as authorized agents of Landlord;

            49.5    No judgment will be taken against any member of Landlord;

            49.6 Any judgment taken against any member of Landlord with respect to this Lease may be vacated and set aside at any time without hearing;

            49.7 No writ of execution will ever by levied against the assets of any member of Landlord with respect to this Lease;

            49.8 These covenants and agreements are enforceable both by Landlord and also by any member of Landlord.

            Tenant agrees that each of the foregoing covenants and agreements shall be applicable to any covenant or agreement either expressly contained in this Lease or imposed by statute or at common law.

      50. SIGNS. Landlord hereby agrees that, upon full execution of this Lease by Landlord and Tenant, Tenant shall be entitled to place, inscribe, display, print or affix any sign, placard, picture, advertisement, name or notice on the outside of the Premises or any exterior windows of the Premises provided Tenant complies with all of the signage requirements of the City of Mountain View and this Section 50 ("Tenant's Signage"). The cost of Tenant's Signage for the Premises may be paid for with the Tenant Improvement Allowance (as defined above). If Tenant is allowed to print or affix or in any way place a sign in, on, or about the Premises, upon expiration or other sooner termination of this Lease, Tenant, at Tenant's sole cost and expense, shall both remove such sign and repair all damage caused by said removal.

            All approved signs or lettering on outside doors shall be printed, painted, affixed or inscribed at the expense of Tenant by a person reasonably approved of by Landlord. Tenant shall not place anything or allow anything to be placed near the glass of any window, door partition or wall, which may appear unsightly from outside the Premises.

      51. OPTION TO RENEW LEASE. Provided Tenant is not in default beyond any notice and applicable cure period, Tenant shall have two (2) successive options to renew the term of this Lease for a period of five (5) years each (hereinafter referred to as "renewal terms"), upon the same terms, conditions, and covenants contained herein, except that the Basic Rent provided in Section
5.1 shall be adjusted as provided in Section 52. Such option shall be exercisable only upon Landlord's receipt of written notice to such effect not less than twelve (12) months prior to the expiration of the original or then renewal term.

      52. RENEWAL TERM BASIC RENT. In the event that the Tenant elects to exercise its option to extend the term of this Lease, the Basic Rent payable during the renewal term shall be the greater of one hundred percent (100%) of the prevailing fair market rent at the time of renewal for similar properties in the same market area, or an amount equal to the Basic Rent paid in the last calendar year of the previous term as it would be increased per the Basic Rent Schedule. The fair market rental value of the Premises shall be determined as follows:

            52.1 Not less than ninety (90) days and not more than one hundred-twenty (120) days prior to the commencement of the renewal term, the Landlord and the Tenant shall each choose a qualified real estate professional, as hereinafter defined, to assess the current fair market rent for the Premises. For the purposes of this Agreement, a "qualified real estate professional" shall mean a commercial real estate leasing agent or broker with at least five (5) years experience in negotiating leases for commercial property within the area in which the Premises is located.

            52.2 Within thirty (30) days after appointment, the qualified real estate professionals chosen by the parties (the "Appraisers") shall provide an opinion as to the fair market rent for the Premises based on the then market conditions and on the size, type, location, condition, and purpose of the Premises (the "Appraisals"). If the Appraisers agree as to the fair market rent for the Premises, then that amount shall be the Basic Rent during the first year of the renewal term, provided it is equal to or greater than the Basic Rent paid in the last calendar year of the previous term as it would be increased per the Basic Rent Schedule. In the event that the Appraisers fail to agree as to the fair market rent, the parties shall confer and shall attempt to reach a mutual agreement as to the fair market rent based on the Appraisals provided by the Appraisers.

            52.3 In the event that the Landlord and Tenant fail to reach an agreement within forty-five (45) days prior to the commencement of the renewal term, the two Appraisers shall choose a third qualified real estate professional (the "Arbitrator") who shall, within thirty (30) days after appointment, choose one of the two Appraisals as the Fair Market Rent, which amount shall be the Basic Rent for the first year of the renewal term if it is greater than the Basic Rent paid in the last calendar year of the previous term as it would be increased per the Basic Rent Schedule. In reviewing the prior Appraisals, the Arbitrator shall endorse that Appraisal amount which, in the opinion of the Arbitrator most closely represents the then fair market rent for the Premises, and the Arbitrator shall have no ability to average the two or to determine the fair market rent on some other basis.

            52.4 Commencing on each anniversary of the renewal term, the Basic Rent for the next succeeding twelve (12) months shall be increased by an amount equal to three percent (3%) of the Basic Rent for the immediately proceeding twelve (12) months.

            52.5 The parties shall each pay the costs and fees of their own qualified real estate professional, and shall equally share the cost of a third qualified real estate professional, if required.

            If it becomes necessary to determine the fair market rent for the Premises by Appraisers, the Appraisers shall have at least five (5) years experience appraising office and R&D space located in the vicinity or "market area" of the Premises which market area shall include the area from Highway 237 (as the southern boundary) to Embarcadero Road (as the northern boundary) and from El Camino Real (as the western boundary) and the Bay (as the eastern boundary). The Appraisers determination of fair market rent shall be based on rental of space of the same age, construction, size and location as the Premises with the improvements installed therein at Landlord's expense and shall take into account Tenant's obligations to pay Additional Rent, Operating Expenses, and Management Fee under this Lease. In determining fair market rent, the Appraisers shall not consider any alterations installed in the Premises at Tenant's expense.

            Notwithstanding anything to the contrary in this Lease, if the rent during any extended term is determined by appraisal and if Tenant does not, in its sole discretion, approve of the fair market rent established by such appraisal, Tenant may rescind its exercise of the Option by giving Landlord written notice of such election to rescind within thirty (30) days after receipt if all appraisals. If Tenant rescinds its exercise of the Option, then (i) the Lease shall terminate on the thirtieth (30th) day after Tenant's notice of rescission or on the date the Lease would have otherwise terminated absent Tenant's exercise of the Option, whichever date is later; and (ii) Tenant shall pay all costs and expenses of the appraisal.

      53.   MISCELLANEOUS AND GENERAL PROVISIONS.

            53.1 USE OF BUILDING NAME. Tenant shall not, without the written consent of Landlord, use the name of the building for any purpose other than as the address of the business conducted by Tenant in the Premises.

            53.2 CHOICE OF LAW; SEVERABILITY. This Lease shall in all respects be governed by and construed in accordance with the laws of the State of California. If any provision of this Lease shall be invalid, unenforceable or ineffective for any reason whatsoever, all other provisions hereof shall be and remain in full force and effect.

            53.3 DEFINITION CERTAIN OF TERMS. The term "Landlord" or any pronoun used in place thereof includes the plural as well as the singular and the successors and assigns of Landlord. The term "Tenant" or any pronoun used in place thereof includes the plural as well as the singular and individuals, firms, associations, partnerships and corporations, and their and each of their respective heirs, executors, administrators, successors and permitted assigns, according to the context hereof, and the provisions of this Lease shall inure to the benefit of and bind such heirs, executors, administrators, successors and permitted assigns.

            The term "person" includes the plural as well as the singular and individuals, firms, associations, partnerships and corporations. Words used in any gender include other genders. If there be more than one Tenant the obligations of Tenant hereunder are joint and several. The paragraph headings of this Lease are for convenience of reference only and shall have no effect upon the construction or interpretation of any provision hereof.

            The term "Law" or "Laws" shall mean and include all federal, state, county, city, or government agency laws, statutes, ordinances, standards, rules, requirements, or orders now in force or hereafter enacted, promulgated, or issued. The term also includes government measures regulating or enforcing public access, occupational, health, or safety standards for employers, employees, landlords, or tenants.

            53.4 TIME OF ESSENCE. Time is of the essence of this Lease and of each and all of its provisions.

            53.5 QUITCLAIM. At the expiration or earlier termination of this Lease, Tenant shall execute, acknowledge and deliver to Landlord, within ten
(10) days after written demand from Landlord to Tenant, any quitclaim deed or other document required by any reputable title company licensed to operate in the State of California, to remove the cloud or encumbrance created by this Lease from the real property of which Tenant's Premises are a part.

            53.6 INCORPORATION OF PRIOR AGREEMENTS; AMENDMENTS. This instrument along with any exhibits and attachments hereto constitutes the entire agreement between Landlord and Tenant relative to the Premises and this Lease and the exhibits and attachment may be altered, amended or revoked only by an instrument in writing signed by both Landlord and Tenant. Landlord and Tenant agree hereby that all prior or contemporaneous oral agreements between and among themselves and their agents or representatives relative to the leasing of the Premises are merged in or revoked by this agreement.

            53.7 RECORDING. Neither Landlord nor Tenant shall record this Lease or a short form memorandum hereof without the consent of the other.

            53.8 AMENDMENTS FOR FINANCING. Tenant further agrees to execute any amendments required by a lender to enable Landlord to obtain financing, so long as such amendments do not decrease Tenant's rights or increase Tenant's obligations hereunder are not affected.

            53.9 CLAUSES, PLATS AND RIDERS. Clauses, plats and riders, if any, signed by Landlord and Tenant and endorsed on or affixed to this Lease are a part hereof.


            53.10 DIMINUTION OF LIGHT, AIR OR VIEW. Tenant covenants and agrees that no diminution or shutting off of light, air or view by any structure which may be hereafter erected (whether or not by Landlord) shall in any way affect this Lease, entitle Tenant to any reduction of rent hereunder or result in any liability of Landlord to Tenant.

            53.11 EXHIBITS. Attached hereto and by this reference made a part hereof are Exhibits referring to the Legal Description of the Property (Exhibit
A); Intentionally omitted (Exhibit B); Site Plan (Exhibit C); Intentionally omitted (Exhibit D); Rules and Regulations for the Property (Exhibit E), Commencement Date Memorandum (Exhibit F), Highway 101 Taking (Exhibit G), and Improvement Agreement (Exhibit H).

            53.12 APPROVALS. Notwithstanding anything to the contrary in the Lease, whenever the Lease requires an approval, consent, designation, determination or judgment by either Landlord or Tenant, such approval, consent, designation, determination or judgment (including, without limiting the generality of the foregoing, those required in connection with assignment and subletting) shall not be unreasonable or unreasonably withheld or delayed and in exercising any right or remedy hereunder, each party shall at all times act reasonably and in good faith.

            53.13 REASONABLE EXPENDITURES. Notwithstanding anything to the contrary in the Lease, any expenditure by a party permitted or required under the Lease, for which such party is entitled to demand and does demand reimbursement from the other party, shall be limited to the fair market value of the goods and services involved, shall be reasonably incurred, and shall be substantiated by documentary evidence available for inspection and review by the other party or its representative during normal business hours.

            53.14 REAL ESTATE BROKERS. The brokers involved in this Lease transaction are BT Commercial and Catalyst Cresa (the "Brokers"). Landlord hereby agrees to pay any and all fees and/or commissions owed to said Brokers in connection with this transaction and any other fees and/or commissions owed to any other broker or finder Landlord or its agents have dealt with in connection with this Lease.

            53.15   INTERRUPTION.  Notwithstanding anything in this Lease:
Landlord hereby represents and warrants that the Building utilities will be available for use by Tenant Seven (7) days a week, Twenty-Four (24) hours per day throughout the Term of this Lease. If the Premises should become unsuitable for Tenant' s use as a consequence of the cessation of utilities or other services, interference with access to the Premises, legal restriction or the presence of any Hazardous Material and in any of the foregoing cases the interference with Tenant's intended use of the Premises continues for a period of seventy-two (72) hours or more, notwithstanding the cause of such interruption, Tenant shall be entitled to an equitable abatement of Basic Rent and Additional Rent from the date of the first occurrence through the time in which the Premises are suitable for Tenant's intended use. If such interruption continues for a period of thirty (30) days or more, Tenant shall be entitled to terminate this Lease, upon written notice to Landlord.

            53.16 QUIET POSSESSION. Tenant shall peacefully have, hold and enjoy the Premises, subject to the other terms of this Lease, provided that Tenant pays the Basic Rent and Additional Rent and performs all of Tenant's covenants and agreement contained in this Lease.

            53.17 MARKETING OF PROPERTY. Landlord reserves the right to place "For Lease" and/or "For Rent" signs on or about the Building and the Real Property at any time during the one hundred eighty (180) days immediately preceding the expiration or earlier termination of this Lease. Landlord further reserves the right to place "For Sale" signs on or about the Real Property at any time and from time to time during the term of this Lease.



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

      IN WITNESS WHEREOF, Landlord and Tenant have executed and delivered this Lease as of the day and year first written above.

LANDLORD:                               TENANT:

SHORELINE 101, LLC                      ILOG, INC.


BY: /s/ David Gardner                          BY: /s/ Stuart Bagshaw
    -----------------------------                  ---------------------------
      DAVID GARDNER, Manager                          STUART BAGSHAW

Date: 10/26/98                                 Date: 10/26/98
    -----------------------------                   --------------------------


GUARANTOR:

The undersigned, ILOG, S.A., hereby unconditionally guarantees Tenant's full and timely performance of each and every term, covenant, and condition of the above Lease to be kept and performed by said Tenant, and further guarantees payment to Landlord of any and all amounts due under the Lease from Tenant on account of Base Rent, Additional Rent, and any other indebtedness which may become payable by Tenant under such Lease.

ILOG S. A.


BY: /s/ Stuart Bagshaw
   ------------------------------

Date: 10/26/98
      ---------------------------

                                     -41-